U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                       L.O.M. MEDICAL INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


DELAWARE                                                              98-0178784
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


   #3 - 1482 Springfield Road, Kelowna, B. C. Canada                    V1Y 5V3
(Address of registrant's principal executive offices)                 (Zip Code)


                                  250.762.7552
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:


         Title of Each Class            Name of Each Exchange on which
         to be so Registered:           Each Class is to be Registered:
         --------------------           -------------------------------
                None                                  None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
-----------------------------
(Title of Class)

Preferred Stock, Par Value $.001


                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010



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
                                      L.O.M. MEDICAL INTERNATIONAL, INC.,
                                           a Delaware corporation

                       Index to Amendment No. 3 to Registration Statement on Form 10-SB

Item Number and Caption                                                                                   Page
-----------------------                                                                                   ----

1.       Description of Business                                                                           3

2.       Management's Discussion and Analysis of Financial Condition and Results of Operations             8

3.       Description of Property                                                                          12

4.       Security Ownership of Certain Beneficial Owners and Management                                   12

5.       Directors, Executive Officers, Promoters and Control Persons                                     13

6.       Executive Compensation - Remuneration of Directors and Officers                                  15

7.       Certain Relationships and Related Transactions                                                   15

8.       Description of Securities                                                                        16

PART II

1.       Market Price of and Dividends on the Registrant's Common Equity and Related                      17
         Stockholder Matters

2.       Legal Proceedings                                                                                17

3.       Changes in and Disagreements with Accountants                                                    17

4.       Recent Sales of Unregistered Securities                                                          17

5.       Indemnification of Directors and Officers                                                        18

PART F/S

Financial Statements                                                                               F-1 through F-21



Signatures                                                                                                20


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



Item 1. Description of Business.

Development of the Company. L.O.M. Medical International Inc., a Delaware corporation ("Company"), was incorporated in the State of Delaware on March 17, 1997. The executive offices of the Company are located at #3 - 1482 Springfield Road, Kelowna, B. C., Canada V1Y 5V3. The Company's telephone number is 250.762.7552.

As a point of clarification, as used in this Registration Statement, the word "Dollars" and the symbol "$" means and refers to the currency of the United States of America, unless otherwise stated. As used in this Registration
Statement, the term "CDN$" means and refers to the currency of Canada, in Canadian dollars.

The Company was originally incorporated for the purpose of researching and developing health care products. The goal of the Company is to become an innovator and provider of a retractable syringe ("Syringe") and related products and technologies to the health care market. The Company also hopes to successfully market and distribute its line of eye care products. The Company has successfully patented and licensed products in seventy countries including the United States and Canada. The Company envisions that it will be able to develop new and improved products and provide the health care industry with better, safer products throughout the world.

The Syringe. The Company anticipates that the Syringe will change standard disposal methods for used syringes. The Company has developed a product designed to function as a standard hypodermic syringe that is safer to the caregiver or health care worker. The Company believes that the Syringe's unique design will allow health care providers to avoid direct contact with used needles. The Syringe is covered by United States Patent No. 5,868,713 dated February 9, 1999, and international patents have been filed in 24 different countries.

Once the needle is injected, the user simply has to press the plunger top gently with his or her thumb to automatically retract the needle into its own sealed chamber. The needle is now hidden where it remains locked in place and cannot be used again. The Syringe does not require a health care worker to use both hands to retract the needle after it has been used and withdrawn from the patient. The Syringe will be produced in standard industry sizes from 1CC to 20 CC, inclusive. The Company intends to promote the Syringe as a safer and less risk-oriented instrument for hospital staff and health care workers. The Company is optimistic that doctors, nurses, and health care workers alike will recognize and appreciate the safety features of the Syringe because of its ease of "use-and-disposal" and its unique "contaminate-prevention" characteristics.

The Company anticipates that the products and technologies developed by the Company will be offered to distributors on a worldwide basis, with an initial emphasis in Canada and the United States. The Company hopes that product and technology ideas will be generated through active dialogues among the Company, its customers, and its network of scientific advisors, participation in national and international conferences, and reviews of selected scientific literature.

The Company interacts with a network of scientific advisors within the industry, including members of academic institutions, as well as potential customers. The Company anticipates that these interactions should enable the Company to identify the specialized needs of those potential customers and to provide innovative and commercially acceptable products and technologies. At this time, the Company's relationship with scientific advisors and academic institutions is limited to an advisory relationship. The Company currently performs all of its own research and development. The Company does not currently use the services of third parties to conduct any of its research and development.

The Company anticipates that it will be testing the Syringe in conjunction with teaching universities in Canada, Britain, and other constituents of the United Kingdom. The Company has also developed ancillary components to be used in medical emergency situations and which can also be used by hospital medical staff and paramedics.

The Lens-O-Matic. The Company has invented and developed an insertion and storage device for contact lenses (the "Lens-O-Matic") which is an ideal medical method of handling and inserting contact lenses. The Company has developed the following components and solutions that will be used together with the Lens-O-Matic insertion and storage system: (1) a medical inserter that will remove contact lenses in a medical emergency situation for use by hospital medical staff and paramedics; (2) disposable and replacement inserter ends; (3) additional storage cups and caps; and (4) all soaking and disinfecting solutions that are to be used with the Lens-O-Matic inserter.

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

The Lens-O-Matic is designed so that the practitioner will no longer have direct hand or finger contact with the contact lens when fitting the patient. The Company believes that the design of the Lens-O-Matic will reduce the risk of contamination and infection to the patient. The Company has developed a liquid cleaner for the Lens-O-Matic that quickly cleans contact lenses. The Company has obtained Food and Drug Administration Approval ("FDA") for the Lens-O-Matic product. The Company has also completed market testing and believes that the Lens-O-Matic was well received at the A.O.A. convention in Montreal, Canada, where approximately 30,000 units were distributed to opticians, optometrists and pharmacies. The Company has also completed the formulation of its contact lens solutions and copyrights covering these products have been registered. The Company has also completed the design and labeling of the Lens-O-Matic package. The Company believes that its eye-care products are ready for marketing and distribution.

The target markets for the distribution for the Lens-O-Matic product include, but are not necessarily limited to, (i) hospitals and clinics, including
Shippert Medical of Englewood, Colorado ("Shippert"), Cross Mark Sales & Marketing of Plano, Texas; and (ii) optometrists and opticians including, Health Care Insights of Edison, New Jersey.

Business of the Company's Subsidiary. On or about June 1, 1997, the Company agreed to purchase 4,800 of the 5,000 total issued and outstanding shares of L.O.M. Laboratories Inc.'s ("L.O.M. Laboratories") Class "A" common shares; however, the effective date of such purchase was not until January 13, 1998, when the shareholders and directors of L.O.M. Laboratories approved such a sale. The Company agreed to pay US$.001 per share. This represents a 96% interest in L.O.M. Laboratories. L.O.M. Laboratories owned the rights to the Lens-O-Matic system until January 1, 1998, when the Company purchased those rights for US$380,885. The primary business purpose of the subsidiary is to develop and market new products through the Company.

At the time the Company purchased the shares of L.O.M. Laboratories, John Klippenstein was serving as the President, Chief Executive Officer and a director of the Company as well as serving as the President and a director of L.O.M. Laboratories. Moreover, at the time of the transaction, Mr. Klippenstein's wife, Maria Klippenstein was both the Secretary and the Treasurer of L.O.M. Laboratories and the Secretary and the Treasurer of the Company. Mr. and Mrs. Klippenstein were also the only shareholders of L.O.M. Laboratories prior to the issuance of the shares to the Company. At the time of the issuance of the shares to the Company, there was no independent third party valuation to verify the value of those assets. The Company's auditors have treated this transaction as a business combination as described in Note 2 to the attached audited financial statements for the year ended May 31, 1999. Mr. and Mrs. Klippenstein retained the remaining 4% of L.O.M. Laboratory. The transaction was structured as such because Mr. Klippenstein could not transfer the Lens-O-Matic rights to the Company without suffering severe and adverse tax consequences.
However, based on tax advice, Mr. and Mrs. Klippenstein could transfer the shares they own in L.O.M. Laboratory and use Canadian tax rules to delay any potential tax liability that may have occurred at the time of the transaction. Mr. Klippenstein had a verifiable tax base of approximately CDN$100,000 and the Company's Board of Directors believed that the investment in L.O.M. Laboratory would be worth approximately CDN$500,000. On or about January 1, 1998, the Company purchased the rights to the Lens-O-Matic for CDN$100,000 and CDN$400,000 worth of preferred shares. Mr. Klippenstein and the Company's Board of Directors also orally agreed on certain performance conditions. Those performance conditions specify that none of the preferred shares transferred under the agreement would be redeemed until such time as the Company began earning a profit from sales of the Lens-O-Matic. Moreover, Mr. Klippenstein and the Company's Board of Directors agreed the such conversions could only take place upon approval by the Company's Board of Directors.

Employees. The Company currently has two employees and several consultants on staff. Management of the Company uses consultants for business, accounting, engineering, and legal services as-required. Management of the Company has experience and background in manufacturing medical products and obtaining patents internationally, as well as obtaining medical approvals worldwide.

The 2 employees are Maria Klippenstein and John Klippenstein. Mrs. Klippenstein is the Secretary and Treasurer of L.O.M. Laboratory as well as the Secretary and Treasurer of the Company. Her day-to-day duties include monitoring accounts payable and receivable, reporting to the Company's stock transfer agent, shareholder relations and reporting to the Company's corporate securities attorney. Mr. Klippenstein is the Company's President and Chief Executive Officer. He performs all the duties of that office.

The Company has also hired Peter McFadden, Certified Accountant, and James O'Brien as consultants. Peter McFadden is also the Chief Financial Officer of L.O.M. Laboratory. Mr. McFadden's day-to-day duties include corporate finances, accounting and communications with the Company's auditors, corporate reporting and annual tax filings, financial reporting to the Company's Board of Directors, corporate financial advising, organization and reporting on annual shareholder meetings, and corporate tax planning. Mr. O'Brien is in charge of general corporate research, including, but not limited to, product research, contract negotiations, distribution agreements, product promotions and public relations. L.O.M. Laboratories has also entered into a subcontractor's agreement with Pam Klippenstein. Ms. Klippenstein's duties include managing the Vancouver office, general office duties, drafting and review of the Company's newsletters, general correspondence, directors' meetings including minutes and reports, and mailroom and website updates. L.O.M. Laboratories has also entered into a contract with Dr. Jeffrey Berg, Sr. Dr. Berg's duties include product analysis and strategic alliances with medical publications, product evaluation and reports, negotiating strategic alliances and brokerage liaisons.

Competition. Competition in the medical products industry is intense and the Company expects the competition to increase. The Company will compete directly with other companies and businesses that have developed and are in the process of developing technologies and products which will be competitive with the products developed and offered by the Company. There can be no assurance that other technologies or products which are functionally equivalent or similar to the technologies and products of the Company have not been developed or are not in development. The Company expects that there are companies or businesses which may have developed or are developing such technologies and products as well as other companies and businesses which have the expertise which would encourage them to develop and market products directly competitive with those developed and marketed by the Company. Many of these competitors have greater financial and other resources, and more experience in research and development than the Company. To the extent that customers exhibit loyalty to the supplier that first supplies them with a particular product or technology, the competitors of the Company may have an advantage over the Company with respect to products and technologies first developed by such competitors. As a result of their size and breadth of their product offerings, certain of these competitors have been and will be able to establish managed accounts by which, through a combination of direct computer links and volume discounts, they seek to gain a disproportionate share of orders for health care products and technologies from prospective customers. Such managed accounts present significant competitive barriers to the Company. It is anticipated that the Company will benefit from its participation in niche research markets which, as they expand, may attract the attention of the competitors of the Company.

There can be no assurance that competitors have not or will not succeed in developing technologies and products that are more effective than any which have been or are being developed by the Company or which would render the products of the Company obsolete and noncompetitive. Many of the competitors of the Company have substantially greater experience, financial and technical resources and production, marketing and development capabilities than the Company. If the Company commences commercial sales of its products, it will also be competing with respect to manufacturing efficiency and sales and marketing capabilities.

The strategy of the Company for growth is substantially dependent upon its ability to market and distribute products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company, and have the advantage of marketing existing products with existing production and distribution facilities. There can be no assurance that the Company will be able to market and distribute products on acceptable terms, or at all. Failure of the Company to market its products successfully could have a material adverse effect on the Company's business, financial condition or results of operations.

Specifically, when the Company applied for its United States patents in 1997, a United States Patent search revealed 7 separate patents which related to different safety syringes. The Company also caused the preparation of a market report issued by Frost & Sullivan entitled "U.S. Disposable Needle, Syringe, and Related Products, Markets" Publication No. 5341-54. The market report described the market, pricing and the specific competition. The Company believes that there is virtually no competition other than one syringe which is called "Vanishing Point" presently manufactured in Texas. The company which manufacturers this syringe is called Retractable Technologies Inc. ("RTI"). The syringe manufactured by RTI works on a pre-tension stainless spring which releases once the medicine chamber is emptied. The plunger will trigger the retraction by applying additional pressure. The price of this syringe is US$0.52 per 3CC syringe, whereas standard 3CC syringes sell at US$0.26. The syringe manufactured by RTI is currently marketed only in California because the Company is not able to produce enough product to satisfy the demand because the RTI design is labor intensive and does not allow on-line high speed production. The Company believes that the Syringe has the distinct advantage that its design was engineered for high speed production and its cost and is much more cost effective and not as labor intensive as the syringe produced by Retractable Technologies Inc.

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Compliance with  Environmental  Laws. Because of the nature of the operations of the Company and possible use of hazardous substances in its ongoing research and development and manufacturing activities, the Company may be subject to stringent laws, rules, regulations and policies governing the use, generation, manufacturing, storage, air emission, effluent discharge, handling and disposal of certain materials and waste. The risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the financial resources of the Company. Regulation by governmental authorities in the United States and other countries will be a significant factor in the production and marketing of any products which may be developed by the Company. The nature and extent to which such regulation may apply to the Company will vary depending on the nature of the specific product. Although it is believed that the Company is currently in compliance with all applicable governmental and environmental laws, rules, regulations and policies, there can be no assurance that the business, financial condition, and results of operations of the Company will not be materially adversely affected by current or future environmental laws, rules, regulations and policies, or by liability occurring because of any past or future releases or discharges of materials that could be hazardous.

Compliance with Governmental Regulations.

United States Governmental Regulation. Virtually all of the Company's products will require regulatory approval by governmental agencies prior to commercialization. The Company expects to research and develop products and technologies requiring rigorous pre-clinical and clinical testing and other approval procedures by the FDA and similar health authorities in foreign countries. Various federal statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations requires the expenditure of substantial resources. The effect of government regulations may be to delay for a considerable period of time or even prevent the marketing of any product that the Company may develop and/or to impose costly procedures on the Company's activities. Non-compliance with applicable requirements can result in, among other things, fines, injunctions, seizures of products, total or partial suspension of product marketing, failure of government to grant pre-market approval, withdrawal of marketing approvals, product recall and criminal prosecution.

On November 28, 1990, the Safe Medical Devices Act ("SMDA") became law. The SMDA amended the Food, Drug and Cosmetic Act and has several provisions that affect the medical device industry. Several provisions of the SMDA are self-enacting. Both distributors and importers of medical devices are affected by the SMDA.

Beginning on November 28, 1990, medical facilities are now required to report patient deaths attributed to devices to the manufacturers and the Food and Drug Administration ("FDA"). Medical facilities are also now required to report serious injuries and serious illnesses contributed or caused by medical devices to the manufacturers. Because the SMDA user facility reporting requirement is self-implementing and contains limited procedures for reporting, the FDA issued interim guidance for user facilities in order to comply with the SMDA. The guidance includes a test reporting form that the facilities may use to report incidences to manufacturers. SMDA Section 519(d) or 21 U.S.C. 360(i)(d), requires that manufacturers, importers and distributors annually certify to the FDA the number of MDR reports they have submitted in a year or that no such reports were submitted. Moreover, distributors will be required to report incidents to manufacturers and to the FDA under Section 519(a)(6) or 21 U.S.C. 360(i)(a)(6). They will also be required to register with the FDA.

There are also two provisions in the SMDA that affect product removal and correction. The first section is Section 519(f) or 21 U.S.C. 360(i)(f). In this section, a firm is required to report to the FDA when it removes or corrects a distributed product when those actions are intended to reduce risk to public health posed by a device or to remedy a violation of the SMDA that may present a risk to public health. If a product removal or correction is reported under the MDR with an incident report, it does not have to be reported a second time to the FDA. The second provision is Section 303(j) or 21 U.S.C. 333(j). This provision became effective November 28, 1990. The agency now has the authority under certain conditions to order manufacturers, importers, distributors or retailers of devices to immediately cease distribution of a violative product. It can also order notification to health care professionals and user facilities to cease use of a product when there is a reasonable probability that it would cause serious adverse health consequences or death. The person subject to the order has the opportunity for an informal hearing within 10 days after the date of the issuance on the actions required by the order and whether the device should be recalled.

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

Manufacturers of devices that are reasonably likely to have adverse health consequences and are permanent implants or life sustaining or life supporting and are used outside of a device user facility are required to develop device tracking system. This language appears in Section 519(e) or 21 U.S.C. 360(i)(e).

Canadian Governmental Regulation. In Canada, all products that require approval for marketing and sales must be submitted to the Health Production Branch Tunney's Pasture Ottawa ("Branch Tunney's"). Testing by Branch Tunney's includes the testing of (i) a product's design function; (ii) a product's materials;
(iii) method of product  sterilization;  (iv) sample of the product's packaging;
(v) a product's labeling; (vi) indications of lot numbers; (vii) size; (viii) manufacturers names and/or place of production; and (ix) projected run date. Trial runs of the Syringe will be carried out through hospitals, where product performance will be evaluated. For the market and distribution of the Syringe, the Company is in the process of obtaining Health Canada and Food and Drug Administration Approval Numbers. The Company will also need to acquire DIN numbers and UPC codes. Finally, the Company will have to obtain national drug codes.

The Company is also subject to the provisions of the Canadian Food and Drug Act ("CFDA"). Chapter F-27 of the CFDA regulates the advertisement and sale of food, drugs, cosmetics and medical device products. Specifically, this section of the CFDA restricts the labeling, packaging, and treatment process and sale or advertisement of any medical device in a manner that is false, misleading or deceptive or is likely to create an erroneous impression regarding its design, construction, performance, intended use, quantity, character, value, composition, merit or safety. Moreover, the regulation provides that where a standard has been prescribed for a device, no person shall label, package, sell or advertise any article in any manner that is likely to be mistaken for such a device unless the article complies with the prescribed standard. Part II of the Chapter F-27 of the CFDA also explains the administration and enforcement powers of inspectors working under the CFDA. Specifically, the CFDA gives inspectors the right to, at any reasonable time, enter any place where on reasonable grounds the inspector believes any article is manufactured, prepared, packaged, preserved or stored, and examine any such article and make or take samples thereof and anything the inspector reasonably believes is used or capable of being used for such manufacture, preparation, preservation, packaging or storing. The inspector will also have the power and authority to open and examine any receptacle or package that on reasonable grounds he believes any article to which the CFDA or the regulations apply. Finally, the inspector shall have the power to seize and obtain for such time reasonably necessary any article by means of or in relation to which he reasonably believes any provision of the CFDA or regulations have been violated.

The Company is also subject to the provisions of Chapter 871 of the CFDA specifically relating to the medical device regulations. Specifically, Chapter 871 of the CFDA addresses the labeling of medical devices.

Part I of Chapter 871 provides that labeling on medical devices must contain (i) the name of the device; (ii) name and address of the manufacturer, distributor or importer of the device; (iii) a lot number or serial number of the device;
(iv) the model designation of the device; (v) the precise nature of the benefits claimed to be obtainable through the use of the device; (vi) directions for use of the device; (vii) information as to whether a device is sterile; (viii) the expiration date of the device if applicable; and (ix) a list of the contents of the package and the number of complete units contained therein. Part I of Chapter 871 of the CFDA also contains extensive and involved regulations concerning the specific nature and quality of any labeling on medical devices, including but not limited to, warnings, language, position of label and any required symbols. This same section also addresses product testing before sale. Specifically, the CFDA provides that no manufactures of a device or person who has imported into Canada a device for sale shall sell the device unless tests have been conducted with respect thereof and the tests indicate that the nature of the benefits claimed to be obtainable through the use of the device and the performance characteristics claimed by the device are justified as shown by the evidence available in Canada to the manufacturer or the person importing the device.

Reports to Security Holders. The Company is now considered a reporting company according to the Securities and Exchange Commission ("SEC"). As a reporting company, the Company is obligated to provide and annual report to its security holders, which includes financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.The Company currently maintains its own Internet address at www.lomm.com.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion includes a number of forward-looking statements which indicate the Company's current expectations with respect to future events and financial performance. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or the negative thereof or other variations thereon or comparable terminology. Such statements are subject to certain risks, uncertainties and assumptions. No assurances can be given that the future results anticipated by those forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results anticipated in such forward-looking statements. Undue reliance should not be placed on those forward-looking statements, are based on facts existing as of the date of this Registration Statement.

The Company is not currently producing commercial quantities of its products nor is it currently supplying any services to any third parties. No assurance can be given that the Company, on a timely basis, will be able to make the transition from manufacturing testing quantities of the Syringe to commercial production quantities successfully or be able to arrange for contract manufacturing. The Company has produced testing quantities amounting to 33,000 units of its eye care products. The Company's current production capacity does allow for the production of commercial quantities of its eye care products, with its present dyes allowing for the production of 75,000 units per month. The Company believes that this can be increased to 150,000 units by running additional shifts. The Company has a second set of dyes designed that will have a 300,000 unit capacity which would allow the production for a total of 450,000 units of its eye care products per month. The Company does anticipate that it will be able to manufacture its products for initial commercialization.

The Company anticipates that it will contract out the first two years of production of the Syringe. At the end of the second year of production, the Company anticipates it will engage in significant discussions regarding the potential for the construction of its own production facility. The Company recognizes that the construction of its own production facility will be contingent upon its having reached its sales and profit projections. The Company anticipates that it will present this issue for vote by its Board of Directors and shareholders. In this regard, the Company anticipates that it will locate its production facilities in North America, specifically, the state of Washington, due to its strategic location for penetration into the United States and Canadian markets.

As previously discussed, the Company's eye care products are currently produced in Canada. The Company owns all of the necessary injection molds. The Company contracts out for the production of components needed for the assembly and packaging of its eye care products. The actual assembly and packaging are done by the Company's own work force. All other products of the Company, those either currently in production or the subject of future production will be produced on a contract basis through plants that are FDA approved for production of medical products.

The Company is currently negotiating with the Irish Development Board in Ireland ("Development Board"). Representatives from the Development Board have met with the Company's Board of Directors on 3 different occasions and have offered to assist the Company in establishing a production facility in Ireland. The Company has already sent representatives to Ireland to discuss the production of the Syringe as well as strategic alliances for market distribution of all the Company's products. The Company's plans to construct a production facility are merely preliminary. As such, the Company has not reached an estimation of the capital resources necessary to fund such a project nor has the Company determined how long such a project would take to complete. The Company anticipates that at the end of the projected two-year period, the Company will have a sufficient revenue stream to finance, at least partially, the construction of the proposed production facilities. However, there can be no assurance that the Company will have the necessary funds at the end of the two-year period to construct its proposed production facilities. Should the Company not have the necessary funds, the Company anticipates it will continue to cause its products to be produced on a contract basis.

The manufacture of the products of the Company involves a number of steps and requires compliance with stringent quality control specifications imposed by the Company and various regulators. The Company may not be able to quickly replace its manufacturing capacity if it were unable to use its manufacturing facilities as a result of a fire, natural disaster (including earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the various regulators' requirements and the non-compliance could not be rapidly rectified. The inability or reduced capacity of the Company to manufacture or have manufactured any of its products would have a material adverse effect on the Company's business and results of operations.

Currently, the Company does have the necessary production facilities to produce its line of eye care products on a commercial basis. The Company has FDA approval to market its line of eye care products in the United States. Also, as previously discussed, the Company has the necessary Canadian approval to market its eye-care products in Canada. The Company has commenced marketing the Lens-O-Matic in Canada as well as the United States. Shippert Medical will be marketing the Company's eye care products in the United States as well as in Canada. The Company has entered into a marketing and distribution contract with Shippert Medical. The contract has an initial two-year term with a two-year renewal option.

The products of the Company will be subject to numerous foreign government standards and regulations that are continually being amended. Although the Company will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that the products of the Company will comply with foreign government standards and regulations, or changes thereto, or that it will be cost effective for the Company to redesign its products to comply with such standards or regulations. The inability of the Company to design or redesign products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations.

The business of the Company and its subsidiaries will expose it to potential product liability risks that are inherent in the testing, manufacturing and marketing of medical products. The Company does not currently have product liability insurance, and there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or products is alleged to have resulted in adverse effects. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that the Company will avoid significant product liability exposure. There can be no assurance that insurance coverage will be available in the future on commercially reasonable terms, or at all, that such insurance will be adequate to cover potential product liability claims or that a loss of insurance coverage or the assertion of a product liability claim or claims would not materially adversely affect the Company's business, financial condition and results of operations. While the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

The health care industry is subject to changing political, economic and regulatory influences that will affect the procurement practices and operation of health care organizations. Changes in current health care financing and reimbursements systems could result in the need for unplanned product enhancements, in delays or cancellations of product orders or shipments, or in the revocation of endorsement of the products of the Company. Any of such occurrences could have a material adverse effect on the Company's business, financial condition and results of operations. During the past several years, various health care industries have been subject to an increase in governmental regulation of, among other things, reimbursement rates. Certain proposals to reform the health care systems are periodically under consideration by the appropriate regulators. These programs may contain proposals to increase government involvement in health care and otherwise change the operating environment for the customers of the Company. Health care organizations have responded to these proposals and the uncertainty surrounding these proposals by curtailing or deferring investments in cost containment tools and related technology, such as the products of the Company. The Company cannot predict what impact, if any, such factors might have on its business, financial condition and results of operations. In addition, many health care providers are consolidating to create integrated health care delivery systems with greater regional market power. As a result, these emerging systems could have greater bargaining power, which may lead to price erosion of the products of the Company. The failure of the Company to maintain adequate price levels would have a material adverse effect on the Company's business, financial condition and results of operations. Other legislative or market-driven reforms could have unpredictable effects on the Company's business, financial condition and results of operations.

The Company, is a development stage enterprise and is currently putting technology in place which will, if successful, mitigate the net losses experienced by the Company. The Company is reviewing its options and evaluating its potential to raise substantial equity capital. Management has proceeded as planned in the ongoing development of the Syringe and the Lens-O-Matic. In order to meet its requisite budget, management has held and continues to conduct negotiations with investors. The Company has also conducted extensive negotiations with various medical companies in an attempt to establish beneficial strategic alliances. The Company hopes that these negotiations will result in significant earnings for the Company. To achieve and maintain the competitiveness of its products and to conduct costly and time-consuming research and development, the Company may be required to raise substantial funds in addition to the funds already raised through the issuance of the Company's shares. The Company's forecast for the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could fail as a result of a number of factors. The Company anticipates that it will need to raise additional capital in order to develop, promote, produce and distribute its products. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources.

There can be no assurance that additional funding will be available under favorable terms, if at all. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain products that the Company would not otherwise relinquish. The Company believes that it is poised to maintain its long-term liquidity. This is based upon cash flow projections prepared by the Company. A copy of the cash flow projections have been appended to this report for your information. Management of the Company has raised enough capital and will be able it to meet its financial obligations for a period of at least twelve (12) months from March 1, 2000. The Company believes that within a short period of time, it can begin manufacturing and marketing commercial quantities of its eye care products. Coupled with the further issuance of common stock of the Company, the Company believes it can significantly improve its long-term liquidity. An anticipated cash flow analysis for the 12-month period beginning March 1, 2000, and ending February 29, 2001, is attached as Exhibit 1 to this Amendment No. 3 to the Company's Registration Statement on Form 10-SB.

Impact of the Year 2000. The Company anticipates that the Year 2000 ("Y2K") could impact the business of the Company. Many business software applications use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between 1900 and 2000, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

In order to improve operating performance and meet Y2K compliance, the Company anticipates it will undertake a number of significant systems initiatives. The Company has determined that the incremental cost of ensuring that its computer systems are Y2K compliant is not expected to have a material adverse impact on the Company. The Company has completed a preliminary assessment of each of its operations and their Y2K readiness and feels that the appropriate actions are being taken, and expects to complete its overall Y2K readiness program prior to any anticipated impact on its operations. The Company has determined that, with modifications to existing software and conversions to new systems, the Y2K issue will not pose significant operational problems for its computer systems. The Company recognizes, however, that if such modifications are not completed, the Y2K issue could have a material impact on the operations of the Company. The Company has initiated formal communications with a number of its significant suppliers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remedy their own Y2K issues, and anticipates it will initiate similar communications with major customers as well as the balance of its major suppliers in 1999. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and will not have an adverse effect on the Company's systems.

Liquidity and Capital Resources. Cash and equivalents constitute the Company's current internal sources of liquidity. Because the Company is not generating any revenues from the sale or licensing of its products, the Company's only external source of liquidity is the sale of its capital stock.

The Company's unaudited balance sheet as a May 31, 1998, showed current assets of US$571,528.00, made up primarily of cash of US$548,197.00 and accounts receivable of US$11,446.00. For that same period, current liabilities were US$21,304.00. Therefore, on May 31, 1998, current assets exceeded current liabilities by US$550,224.00. The net loss at May 31, 1998, was US$293,239.00. Loss from operations at May 31, 1998, was US$309,574.00.

The Company's audited balance sheet as at May 31, 1999, showed current assets of US$376,541.00, made up primarily of cash of US$346,646.00 and accounts receivable of US$26,442.00. The current liabilities at that date were US$36,404.00. Therefore, on that date current assets exceeded current liabilities by US$340,137.00. The net loss for the year ended May 31, 1999, was US$726,055.00. Loss from operations at May 31, 1999, was US$747,667.00.

The Company's unaudited balance sheet as at February 29, 2000, showed current assets of US$448,755.00, made up primarily of US$417,951.00 in cash and US$29,337.00 in accounts receivable. Current liabilities were US$19,363.00. Therefore, on February 29, 2000, current assets exceeded current liabilities by US$429,392.00. The net loss for the nine months ended February 29, 2000, was US$318,184.00, compared to a net loss of US$222,145.00 for the corresponding 9-month period in 1999. Loss from operations for the 9-month period ending February 29, 2000, amounted to US$126,392.00 compared to US$79,453.00 for the corresponding 9-month period in 1999.

The business strategy of the Company may enable the Company to realize revenue to support, in part, its operations and, therefore, may reduce offerings of the Company's common stock needed to raise capital.

Results of Operations. The Company has not yet realized any revenue from operations.

Manufacturing and Marketing the Company's Products.

The Syringe. The Company anticipates that it will obtain the necessary plastic for the injection molds used to manufacture the Syringe from various domestic and international suppliers. Initially, Tessey Plastics of Elbridge, New York will be manufacturing the Syringe on a contract basis. The engineering for the molds and dyes are near completion. The Company also contemplates that it will be able to readily obtain the necessary packaging for the Syringe. The Company does not believe that its sales will be affected by seasonal factors. The Company believes that prototypes of the Syringe will be ready for testing in March, 2000. The Company believes that it will complete testing in Canada and gain the necessary regulatory approvals in or around June, 2000. The Company believes it will complete the necessary United States testing as well as secure the required United States regulatory approval in or around September, 2000.

The Company hopes to eventually establish a production facility in Spokane, Washington. It is anticipated that the facility will initially produce approximately 2,500,000 units of the Syringe per month with the capacity to meet increased market demands. The Company believes that it will deliver its products to the North American markets by courier. All supply and distribution agreements will be negotiated by Health Care Insights.

Once testing of the Syringe is completed, and assuming FDA approval is received, the Company hopes to manufacture, or cause to be manufactured, a specified number of units of the Syringe, which will be provided, at no charge, to a target group of physicians for testing. The Company plans to provide units to various individuals who are to form part of the testing group. These individuals will be asked to try the Syringe and report their findings. The Company will then utilize professionals such as doctors and related health care professionals who approve, recommend and endorse the Company's products, including the Syringe. Thereafter, the Company anticipates that the Syringe will be supplied to large national distributors within specific regions all over the world. The Company anticipates that the distributors will thereafter market the Syringe to pharmacy and medical supply companies. The Company's overall operating plan is to act as a manufacturer, selling directly and only to distributors and retail chains. The Company hopes that the product will gain acceptance in the medical community and that the Company's skill in positioning and merchandising the products and technology of the Company will enable it to acquire a commercially reasonable portion of the market.

Lens-O-Matic. The Company anticipates that its eye care products will be sold both by retail stores and as a kit distributed by the medical profession. The Company expects that its eye care products will be sold through pharmacies, wholesale drug distributors and chain stores and that such products will be sold to Optometrists and Ophthalmologists directly by the Company's sales representatives. The Company has recently secured FDA approval for the manufacturing and distribution of a first product run of its eye-care products. The Company has developed our own dyes and injection molds for our Lens-O-Matic and related products. The Company has paid for all of the dyes and molds and currently own them. The first product run of our eye care products includes the utilization of our production dyes at full capacity, the production of a marketable product which exceeds FDA standards for medical devices. The Company manufactures the necessary components for the Lens-O-Matic and related products in Saskatchewan, Canada. The Company is currently negotiating with Shippert Medical Technologies of Englewood, Colorado ("Shippert") pursuant to which the Company anticipates that Shippert will distribute the Company's product line in the United States. The Company anticipates that its agreement with Shippert will be finalized within the second fiscal quarter of 2000. The Company has begun marketing its eye-care products. The Company has received requests for the Lens-O-Matic from the United States, Europe and Asia.

The Company plans to focus its initial marketing efforts in Canada and the United States. The Company hopes to eventually expand its product marketing and sales into Europe, South America, Central America, Mexico and Asia. The Company plans to market its products by advertising in catalogs and medical journals, by distributing brochures (both written and video), by direct mail and by posters. Follow-up calls will be made to promising prospects. This approach will be the Company's primary marketing method. It is expected that the Company's personnel will attend various trade shows and medical conventions in order to introduce the Syringe with the hope of gaining endorsements and approvals. There can be no assurance that the Company would be able to establish successfully other methods of marketing and sales of its products should it become necessary or desirable in the future. A significant portion of the Company's sales may be made through independent distributors over which the Company has no control and who also will represent products of other companies. The Company recognizes that in order to increase market awareness and the marketing potential of its products, it must hire adequate personnel and institute effective advertising in the most cost effective way.

Item 3.  Description of Property.

Property held by the Company. As of the dates specified in the following table, the Company held the following property:

==========================================================================================================
Property              May 31, 1998                May 31, 1999                February 29, 2000
----------------------------------------------------------------------------------------------------------
Cash                  US$548,197.00               US$346,646.00               US$417,951.00
==========================================================================================================

Facilities. The Company leases office space located at 1482 Springfield Road, Kelowna, Canada from Tech-Nacan Consultants ("Tech-Nacan"). Tech-Nacan is a company owned by John Klippenstein, the Company's President, Chief Executive Officer and a director, and Maria Klippenstein, Secretary and the Treasurer of the Company. The Company also leases office space at 885 Dunsmuir Street in Vancouver, Canada. The Company also leases space in Great Plains Industrial Park in Saskatchewan for the assembly and storage of the Company's Lens-O-Matic product. For the year ended May 31, 1999, the Company paid a total of US$33,751.00 towards the rental of its offices. For the three-month period ended August 31, 1999, the Company paid US$10,265.00 towards the rental of its offices. The Company is obligated to make future lease payments as follows:

          Year                        Payment
          ----                       ---------

          2000                       US$36,913
          2001                       US$19,453
          2002                       US$19,453
          2003                       US$19,453
          2004                       US$19,453


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain  Beneficial  Owners.  Except for the directors
and  principal   executive   officers  of  the  Company,   no  other  individual
beneficially owns 5% or more of the Company's issued and outstanding shares.

(b) Security Ownership of Management. The directors and principal executive officers of the Company beneficially own, in the aggregate, 3,766,059 shares of the Company's common stock, or approximately 68% of the Company's issued and outstanding shares, as set forth in the following table:

Title of Class              Name of Beneficial Owner             Amount                                Percent of Class
--------------              ------------------------             ------                                ----------------

Common Stock                David E. Gramlich                    69,300                                1.2%
                            21274-87 Place
                            Langley, B.C. V1M 1Z8                Director

Common Stock                Colin Lee                            55,000                                1.0%
                            2749 McColl Place
                            Victoria, B.C. V8N 5Y8               Director

Common Stock                Peter McFadden                       10,980                                .1%
                            418 Oakview Road                     Vice President, Chief
                            Kelowna, B.C. V1W 4K2                Financial Officer and a
                                                                 Director


Common Stock                John Klippenstein                    3,629,776(1)                          63.4%
                            494 Casa Rio Drive                   President, Chief
                            Kelowna, B.C. V1Z 3L6                Executive Officer and a
                                                                 Director

Common Stock                Maria Klippenstein                   3,629,776(2)                          63.4%
                            494 Casa Rio Drive                   Secretary and Treasurer
                            Kelowna, B.C. V1Z 3L6

Common Stock                John Gergely                         1,000                                 .02%
                            21327-86A Cresent
                            Langley, B.C. V1M 2A1                Director

(1) Includes 1,814,084 shares of the Company's $.001 par value common stock owned by Mr. Klippenstein's wife, Maria Klippenstein.

(2) Includes 1,814,084 shares of the Company's $.001 par value common stock owned by Mrs. Klippenstein's husband, John Klippenstein.

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B. On or about June 1, 1997, the Company agreed to acquire a 96% interest (4800 Class A common voting shares) of L.O.M. Laboratories Inc., a British Columbia company ("L.O.M. Labs"). However, the acquisition was not effective until on or about January 13, 1998, when the shareholders and directors of L.O.M. Laboratories Inc. approved the sale of the 4800 shares to the Company. L.O.M. Laboratories Inc. is now a 96%-owned subsidiary of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and principal executive officers of the Company are as specified on the following table:

=================================================================================================================================
Name                            Age   Position                                                      Term as Director
---------------------------------------------------------------------------------------------------------------------------------
John Klippenstein               60    President, Chief Executive Officer and Director           From inception to present
---------------------------------------------------------------------------------------------------------------------------------
Peter McFadden                  43    Vice President, Chief Financial Officer and Director      From inception to present
---------------------------------------------------------------------------------------------------------------------------------
Maria Klippenstein              59    Secretary and Treasurer
---------------------------------------------------------------------------------------------------------------------------------
David A. Gramlich               58    Director                                                  From inception to present
---------------------------------------------------------------------------------------------------------------------------------
Colin Lee                       62    Director                                                  From inception to present
---------------------------------------------------------------------------------------------------------------------------------
John Gergely                    35    Director                                                  From inception to present
---------------------------------------------------------------------------------------------------------------------------------
Dr. Jeffrey Berg                56    Director                                                  From February 28, 2000 to
                                                                                                present
=================================================================================================================================

John Klippenstein is the President, Chief Executive Officer and a director of the Company. received his education in Winnipeg and received a Certified Engineering Technician degree in 1964 from Red River College in Winnipeg, Manitoba. From 1980 to present, Mr. Klippenstein has been the President and owner of Tech-Nacan Consultants. From

1994 to present, Mr. Klippenstein has been the President of the Company's subsidiary, L.O.M. Laboratories, Inc. Mr. Klippenstein is currently a director of Highland Security Corporation and has been since 1996. Mr. Klippenstein has also worked for several land development companies until 1969 when he started his personal land development and construction management company, which still has holdings in Kelowna, British Columbia. As owner of Tech-Nacan Consultants Inc., Mr. Klippenstein has developed and built many large commercial and industrial projects including health care facilities, clinics, schools, institutional buildings, senior citizen housing, high rise apartment complexes, recreational complexes, and food processing facilities in Manitoba, Saskatchewan and Alberta.

Peter McFadden is the Chief Financial Officer and a director of the Company. Mr. McFadden began his university education in 1979. He received his Bachelor of Science degree at McMaster University, and a Masters Degree in Business Administration from the University of Windsor in 1982. From 1994 to present, Mr. McFadden has operated his own public accounting firm under the name of Peter McFadden Inc. Chartered Accountants. Prior to establishing his own accounting practice, Mr. McFadden spent 12 years as a Senior Manager for a national public accounting firm. Mr. McFadden is also a lecturer at Okanagan University.

Maria Klippenstein is Secretary and Treasurer of the Company. Mrs. Klippenstein has completed university level studies in industrial accounting including bookkeeping, accounts receivable and accounts payable, and banking. From 1980 to present, Mrs. Klippenstein has been the Secretary and Treasurer of Tech-Nacan Consultants. From 1994 to present, Mrs. Klippenstein has been the Secretary and Treasurer of L.O.M. Laboratories, Inc., the Company's subsidiary. Mrs. Klippenstein has 20 years of experience in accounting and is proficient in AccPac accounting software and cost accounting. Mrs. Klippenstein is also an accomplished artist and photographer.

David A. Gramlich is a director of the Company. Mr. Gramlich began his business career in 1968 in the field of real estate. From 1968 to 1979, he worked as a manager of several real estate firms. From 1979 to 1998, Mr. Gramlich was a self-employed businessman specializing in real estate and development. Mr. Gramlich also owned Video Max, a company which owned and operated four video stores in the City of Langley, British Columbia. Since 1998, Mr. Gramlich has been employed by Candan R.V. Centre as a sales and lease consultant. Mr. Gramlich has participated in industrial, commercial and institutional transactions.

Colin Lee, M. D., is a director of the Company. Dr. Lee came to Canada in 1968 after having received his medical degree from Capetown University in South Africa in 1966. Since his arrival in Canada, Dr. Lee has worked in the specialty of radiology. Dr. Lee owns and operates 5 radiology clinics in Vancouver Island and Victoria, British Columbia, in partnership with Dr. Sidney Joss. Dr. Lee not only brings his medical knowledge to the Company, but also his investment experience.

John Gergely, M. D., is a director of the Company. Dr. Gergely currently works at Vancouver General Hospital, where he interns, specializing as an anesthetist. Dr. Gergely graduated from the Royal University Hospital in Saskatoon, Saskatchewan with a Medical Doctorate Degree. He graduated second in his class of 60. Dr. Gergely anticipates participating in the Company's medical product research and testing activities. Dr. Gergley has been a Medical Doctor for five years.

Jeffrey Berg, PhD, is a director of the Company. Dr. Berg is a senior research analyst as well as a prime consultant to medical companies located within the United States, including, but not limited to, Johnson & Johnson and Bausch & Lomb. Dr. Berg typically associates himself with companies offering pharmaceutical, biotechnological and medical-device and diagnostic products. Dr. Berg has also been published in medical publications. Dr. Berg is the owner and President of Health Care Insights. Health Care Insights has offices in Edison, New Jersey.

None of the officers and directors have been officers and directors of reporting companies.

John Klippenstein and Maria Klippenstein are husband and wife. Other than the persons listed above, there are no significant employees expected by the Company to make a significant contribution to the business of the Company. All directors of the Company serve until the next annual meeting of stockholders. The Company's executive officers are appointed by the Company's Board of Directors and serve at the discretion of the Board of Directors.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Klippenstein, Mr. McFadden, Dr. Gergley, Mr. Gramlich, Dr. Lee, Dr. Berg or Mrs. Klippenstein from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are Mr. Klippenstein, Mr. McFadden, Dr. Gergley, Mr. Gramlich, Dr. Lee, Dr. Berg or Mrs. Klippenstein the officers or directors of any corporation or entity so enjoined.

Item 6.  Executive Compensation - Remuneration of Directors and Officers.

Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.

==================================================================================================================================
Name of Individual or Identity of Group       Capacities in which Remuneration was        Aggregate Remuneration
                                              received
----------------------------------------------------------------------------------------------------------------------------------
John Klippenstein                             President and Chief Executive Officer       CDN$130,000
==================================================================================================================================

Specified below, in tabular form, is the aggregate annual remuneration of the Directors of the Company who were serving as directors at the end of the Company's last completed fiscal year.

==================================================================================================================================
Name of Individual or Identity of Group       Capacities in which Remuneration was        Aggregate Remuneration
                                              received
----------------------------------------------------------------------------------------------------------------------------------
All Directors                                 None                                        None
==================================================================================================================================

Each director of the Company receives reimbursement for actual and necessary expenses incurred in attending meetings of the Board.

Item 7.  Certain Relationships and Related Transactions.

Transactions with Promoters. J. Alexander & Company is the market maker for the Company. J. Alexander & Company has not received any shares of common stock of the Company for its market making services.

Related Party Transactions. On or about January 1, 1998, prior to becoming a subsidiary of the Company, L.O.M. Laboratories Inc., purchased from John Klippenstein all product rights to the Lens-O-Matic. L.O.M. Laboratories Inc. paid a purchase price of CDN$542,000 allocated as follows: (i) L.O.M. Laboratories Inc. forgave John Klippenstein's debt of CDN$101,329; and (ii) L.O.M. Laboratories Inc. issued, to John Klippenstein, 4000 of the Company's Class "C" Preferred Shares valued at CDN$440,671. At the time of the transaction, John Klippenstein was serving as the President, Chief Executive Officer and director of the Company as well as serving as President and a director of L.O.M. Laboratories Inc. John Klippenstein signed the Purchase and Sale Agreement in his individual capacity as seller and as the authorized officer of L.O.M. Laboratories Inc. At the time of the transaction, Mr. Klippenstein's wife, Maria Klippenstein, was both the Secretary and the Treasurer of L.O.M. Laboratories Inc. and the Secretary and Treasurer of the Company. The value of the investment will ultimately be determined by the acceptance of the product in the market place which is uncertain at this time.

On or about June 1, 1997, the Company agreed to purchase 4,800 of the 5,000 total issued and outstanding shares of L.O.M. Laboratories Inc.'s Class "A" common shares; however, the effective date of such purchase was not until January 13, 1998, when the shareholders and directors of L.O.M. Laboratories, Inc., approved the sale. The Company agreed to pay US$1.00 per share. This represents a 96% interest in the subsidiary. The other 200 issued and outstanding common shares are owned by John and Maria Klippenstein. At the time of the transaction, John Klippenstein was serving as the President, Chief Executive Officer and director of the Company as well as serving as President and a director of L.O.M. Laboratories Inc. At the time of the transaction, Mr. Klippenstein's wife, Maria Klippenstein, was both the Secretary and the Treasurer of L.O.M. Laboratories Inc., and the Secretary and the Treasurer of the Company. As discussed in the accompanying financial statements, this transaction was measured at the carrying amount of the assets of the L.O.M.

Laboratories, Inc. with the difference between the carrying amount and the exchange amount reflected as a charge to equity. The details of the acquisition are described in more detail in Note 2 of the accompanying financial statements for the year ended May 31, 1999.

The Company leases its office space from 494040 B.C. Ltd. (Tech-Nacan Consultants). Tech-Nacan Consultants, a British Columbia corporation, is a real estate development company owned by John Klippenstein, President, Chief Executive Officer and a director of the Company, and Maria Klippenstein, Secretary and Treasurer of the Company. For the year ended May 31, 1999, the Company paid US$18,420.00 for that office space. During that same period, the Company expended US$27,919.00 for improvements on those premises. During the 9-month period ended February 29, 2000, the Company did not expend any funds for improvements on those premises.

On or about October 27, 1997, with the Board of Director's approval, the Company and John Klippenstein executed a five-year employment contract. Under the agreement, John Klippenstein is to provide management services for the Company for which the Company agreed to pay US$120,000 for the first year with a US$10,000 increase every year thereafter, resulting in a final fifth year salary of US$160,000. John Klippenstein currently is the President, Chief Executive Officer and a director of the Company. During the year ended May 31, 1999, the Company paid US$52,991 to Mr. Klippenstein. During the 9-month period ended February 29, 2000, the Company paid US$45,729.00 to Mr. Klippenstein.

On or about July 10, 1997, the Company's subsidiary, L.O.M. Laboratories Inc. entered into a Loan Agreement with David A. Gramlich, a current director of the Company. Under the terms of the Loan Agreement, L.O.M. Laboratories Inc. loaned Mr. Gramlich CDN$17,000, interest to accrue at the Royal Bank prime rate; principal and interest to be due upon demand.

During the year ended May 31, 1999, the Company paid to Peter McFadden, Vice President and Chief Financial Officer and a director of the Company, US$8,500.00 in legal and accounting fees. During the 9-month period ended February 29, 2000, the Company paid Mr. McFadden US$10,425 in legal and accounting fees.

During the year ended May 31,  1999,  the  Company  paid to Maria  Klippenstein,
Secretary and the Treasurer of the Company and wife of John Klippenstein, President, Chief Executive Officer and a director of the Company, US$47,813.00 in office and administrative fees. During the 9-month period ended February 29, 2000, the Company paid US$26.668.00 to Mrs. Klippenstein in office and administrative fees.

During the year ended May 31, 1999, the Company paid to Pam Klippenstein, relative of Maria and John Klippenstein, office and administration fees in the amount of US$13,168.00 for the office management fees for the management of the Company's subsidiaries' office. During the 9-month period ended February 29, 2000, the Company paid Pam Klippenstein US$13,168.00 in office management fees.

During the year ended May 31, 1999, the Company purchased inventory from John Klippenstein, President, Chief Executive Officer and a director of the Company in the amount of US$55,834.00. During the 9-month period ended February 29, 2000, the Company did not purchase any inventory from Mr. Klippenstein.

Except as disclosed in this section entitled "Related Party Transactions", the Company is not aware of any other related party transactions. In the future, the Company will fully disclose as required all transactions between related parties.

Item 8.  Description of Securities.

The Company is authorized to issue 50,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. The Company is also authorized to issue 5,000,000 shares of preferred stock with a par value of $.001. As of November 30, 1999, 5,589,281 shares of the Company's common stock were issued and outstanding. As of November 30, 1999, none of the Company's preferred stock was issued and outstanding.

The shares of $.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.


The Company participates in the OTC Bulletin Board Electronic Quotation System maintained by the National Association of Securities Dealers, Inc., under the trading symbol "LOMM". However, because no trading has occurred in the Company's securities, there is no information as to any either high or low bids for the Company's stock. In the future, any low or high bid on the Company's stock would reflect inter-dealer prices without retail mark-up, markdown or commission and may not reflect actual transactions. As of May 31, 1998, there were no issued or outstanding warrants to purchase the Company's common stock. Although the Company has reserved 1,000,000 shares of its $.001 par value common stock for issuance upon the exercise of options, as of May 31, 1999, no options had been granted.

There are approximately 286 holders of the Company's common stock. There have been no cash dividends declared on the Company's common stock in the last two fiscal years. Dividends are declared at the sole discretion of the Company's Board of Directors.

Item 2.  Legal Proceedings.

There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item 3.  Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B except for the following:

On or about October, 1999, the Company's auditor, Joe Maciel Inc. resigned. The decision to change accountants was approved by the Company's Board of Directors. The audit report prepared by Joe Maciel Inc.'s did not contain an adverse opinion or disclaimer of opinion. There were no disagreements with the Company's former accountant. On or about October, 1999, KPMG LLP was engaged to prepare the Company's audited financial statements and to review the Company's management prepared interim financial statements. The reason for the change was that Mr. Maciel is a Canadian Chartered Accountant and his audit was prepared under Canadian Generally Accepted Accounting Principles. Since the Company selected KPMG to prepare the financial statements under U.S. GAAP, he subsequently resigned as auditor.

Item 4.  Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On or about April 16, 1997, the Company commenced an offering of shares of its $.001 par value common stock for US$1.00 per share. The shares were issued in reliance on an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to Section 3(b). The Company sold a total of 917,718 shares of its common stock pursuant to that offering. Gross proceeds from the offering were US$917,718 in cash. The offering price for the Company's shares of common stock was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. The Company was able to rely on Rule 504 of Regulation D because it satisfied all of the requirements of such rule, including, but not necessarily limited to, limitations on amount of funds which may be raised.

On or about September 1, 1998, the Company commenced an offering of shares of its $.001 par value common stock for US$5.00 per share. The shares were issued in reliance upon the exemption from the registration requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the offer was made to "non U.S. persons outside the United States of America", as that term is defined under applicable federal and state securities laws. There were no underwriters involved and no commissions paid. Through May 31, 1999, the Company had sold a total of 4,601,829 shares of its common stock pursuant to that offering. The offering price for the units was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value.

Item  5. Indemnification of Directors and Officers.

Article Seventh of the Company's Articles of Incorporation provides that no director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Article Seventh also states that, notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law,
(i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to
Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Finally, this Article provides that no amendment or repeal of the Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

The Company may enter into indemnification agreements with each of its officers and directors pursuant to which the Company agrees to indemnify each such officer and director for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such officer or director in connection with any criminal or civil action brought or threatened against such officer or director by reason of such person being or having been an officer or director of the Company. In order to be entitled to indemnification by the Company, such officer or director must have acted in good faith and in a manner such officer or director believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

DISCLOSURE OF POSITION OF COMMISSION REGARDING INDEMNIFICATION FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Amendment No. 3 to Registration Statement, Form 10-SB.

(a)  Index to Financial Statements.                                   Page

Auditors' Report for the year ended May 31, 1999                      F-1

(Consolidated) Audited Balance Sheet as at May 31, 1998
and as at May 31, 1999                                                F-2

(Consolidated) Audited Statement of Loss
for the years ended May 31, 1998 and 1999                             F-3

(Consolidated) Audited Statement of Cash Flows
for the years ended May 31, 1998 and 1999                             F-4

(Consolidated) Audited Statement of Stockholders' Equity and
Comprehensive Income for years ended May 31, 1998 and 1999            F-5

Notes to Audited Consolidated Financial Statements             F-6 through F-10

Independent Auditors' Review Report                                   F-11

Unaudited Consolidated Balance Sheet as at February 29, 2000          F-12

Unaudited Consolidated Statement of Loss
For Nine Months Ended February 29, 2000                               F-13

Unaudited Consolidated Statement of Cash Flows
For Nine Months Ended February 29, 2000                               F-14

Unaudited Consolidated Statement of Stockholders' Equity and
Comprehensive Income for Nine Months Ended February 29, 2000          F-15

Notes to Unaudited Consolidated Financial Statements           F-16 through F-21

(b) Index to Exhibits.


(1)      Anticipated Cash Flow for 12-Month
         Period From March 1, 2000, to February 29, 2001               E-1

AUDITORS' REPORT TO THE STOCKHOLDERS


We have audited the consolidated balance sheet of L.O.M. Medical International Inc. and subsidiary, a development stage enterprise, as at May 31, 1999 and the consolidated statements of loss, cash flows and stockholders' equity and comprehensive income for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of L.O.M. Medical International Inc. and subsidiary as at May 31, 1999 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company has accumulated a deficit since inception of $1,157,566. This factor, as discussed in Note 1 a) raises substantial doubt about the Company's ability to continue as a going concern. Managements plans in regard to these matters are also described in note 1a). The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



Signed "KPMG LLP"



Chartered Accountants



Kelowna, Canada

November 29, 1999

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Balance Sheet
$ United States

May 31, 1999 and 1998

----------------------------------------------------------------------------------
                                                               1999           1998
                                                                        (Unaudited)
----------------------------------------------------------------------------------

Assets

Current assets
     Cash                                               $   346,646    $   548,197
     Accounts receivable                                     26,442         11,446
     Inventory                                                  100             --
     Prepaid expenses                                         3,353         11,885
----------------------------------------------------------------------------------
                                                            376,541        571,528

Product rights and patent costs (note 3)                     16,740        403,336

Capital assets (note 4)                                      49,869         10,660

----------------------------------------------------------------------------------
                                                        $   443,150    $   985,524
----------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities
     Accounts payable and accrued liabilities           $    36,404    $    21,304

Redeemable preferred shares (note 5)                        301,727        309,677

Share subscriptions (note 6(b))                              62,731             --

Stockholders' equity
     Capital stock (note 6)                                   5,519          5,483
     Additional paid in capital                           1,171,009      1,074,283
     Deficit accumulated during the development stage    (1,157,566)      (431,511)
     Accumulated other comprehensive income                  23,326          6,288
----------------------------------------------------------------------------------
                                                             42,288        654,543

----------------------------------------------------------------------------------
                                                        $   443,150    $   985,524
----------------------------------------------------------------------------------

See accompanying notes to financial statements

On behalf of the Board:

_____________________  Director

_____________________  Director

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Loss
$ United States

Years ended May 31, 1999 and 1998

---------------------------------------------------------------------------------
                                     From Inception
                                   (March 17, 1997)           1999           1998
                                    to May 31, 1999                    (Unaudited)
---------------------------------------------------------------------------------


Expenses
     Advertising                        $    12,118    $     4,729    $     3,496
     Amortization                            28,569         17,661          3,870
     Automotive                              26,927         15,865         10,646
     Consulting fees                         67,786         20,889             --
     Design plans                            10,911             --         10,911
     Director's fees                         15,424          6,904          8,520
     Foreign exchange loss (gain)             2,630          6,187         (8,649)
     Insurance                                3,424            376          1,605
     Interest and bank charges                3,287          1,034            937
     Legal and accounting                    89,509         42,575         39,404
     Licences, fees and dues                    865            575            290
     Management fees                        214,513         70,654        143,859
     Office and administration              107,700         63,750         27,466
     Product development                      8,799             --          1,582
     Promotion and entertainment             12,828          4,265          5,887
     Rent                                    79,692         33,751         30,538
     Repairs and maintenance                  2,316            177          1,973
     Telephone and utilities                 27,200         13,706          9,505
     Travel                                  33,344          4,792         10,161
     Video production                        20,040          9,915          7,573
     Write down of inventory (note 8)        55,734         55,734             --
     Write down of product rights and
       patent costs (note 3)                374,128        374,128             --
---------------------------------------------------------------------------------
                                          1,197,744        747,667        309,574

---------------------------------------------------------------------------------
Loss from operations                      1,197,744       (747,667)      (309,574)

Other income
     Interest income                         40,178         21,612         16,335
---------------------------------------------------------------------------------
                                         (1,157,566)      (726,055)      (293,239)

---------------------------------------------------------------------------------
Net loss                                $(1,157,566)   $  (726,055)   $  (293,239)
---------------------------------------------------------------------------------


Loss per share                                         $     (0.13)   $     (0.05)

Weighted average shares used                             5,503,339      5,483,247
---------------------------------------------------------------------------------

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Cash Flows
$ United States

Years ended May 31, 1999 and 1998

------------------------------------------------------------------------------------------
                                             From inception
                                            (March 17, 1997)           1999           1998
                                             to May 31, 1999                    (Unaudited)
------------------------------------------------------------------------------------------

Operating activities
   Net loss                                     $(1,157,566)   $  (726,055)   $  (293,239)

   Items not involving cash
     Amortization                                    28,569         17,661          3,870
     Gain on sale of capital asset                   (2,659)            --         (2,659)
     Write down of inventory                         55,734         55,734             --
     Write down of product rights                   374,128        374,128             --

   Changes in non-cash working capital
     Accounts receivable                            (26,442)       (14,996)        (7,404)
     Prepaid expenses                                (3,353)         8,532        (10,155)
     Accounts payable and accrued liabilities        36,404         15,100          6,791
     Inventory purchases                            (55,834)       (55,834)            --
------------------------------------------------------------------------------------------
                                                   (751,019)      (325,730)      (302,796)

Financing
     Issuance of capital stock                      571,528         96,762        474,766
     Advances to shareholder                        (90,577)            --             --
     Proceeds from subscriptions for shares         667,731         62,731             --
------------------------------------------------------------------------------------------
                                                  1,148,682        159,493        474,766

Investing
     Acquisition of capital assets                  (80,532)       (52,352)        (4,718)
     Proceeds on disposition of capital asset         6,189             --          6,189
------------------------------------------------------------------------------------------
                                                    (74,343)       (52,352)         1,471

Other comprehensive income                           23,326         17,038         (7,294)
------------------------------------------------------------------------------------------
Increase (decrease) in cash                         346,646       (201,551)       166,147

Cash, beginning of year                                  --        548,197        382,050

------------------------------------------------------------------------------------------
Cash, end of year                               $   346,646    $   346,646    $   548,197
------------------------------------------------------------------------------------------


Supplementary information:
   Interest paid                                $        --    $        --    $        --
   Income taxes paid                                     --             --             --

Non-cash financing and investing activities:
   Issuance of redeemable preferred shares
     for product rights                         $   309,677    $        --    $   309,677
------------------------------------------------------------------------------------------

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Stockholders' Equity and Comprehensive Income $ United States

For the period from inception on March 17, 1997 to May 31, 1999

---------------------------------------------------------------------------------------------------------------------------
                                                                                    Deficit
                                            Capital Stock                       Accumulated     Accumulated
                                      ----------------------      Additional     During the           Other           Total
                                        Number                       Paid in    Development   Comprehensive    Stockholders'
                                      of Shares        Amount        Capital          Stage          Income          Equity
---------------------------------------------------------------------------------------------------------------------------

Common shares issued net
  of share issue costs                        3   $         1    $        --    $        --     $        --     $         1

Comprehensive income:
   Loss                                      --            --             --       (138,272)             --        (138,272)
   Foreign currency translation              --            --             --             --          13,582          13,582
---------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                  --            --             --       (138,272)         13,582        (124,690)

---------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1997                         3             1             --       (138,272)         13,582        (124,689)

Common shares issued
  net of share issue costs            2,410,944         2,410        472,355             --              --         474,765

Common shares issued
  net of share issue costs            3,072,300         3,072        601,928             --              --         605,000

Comprehensive income:
   Loss                                      --            --             --       (293,239)             --        (293,239)
   Foreign currency translation              --            --             --             --          (7,294)         (7,294)
---------------------------------------------------------------------------------------------------------------------------
Comprehensive (loss)                         --            --             --       (293,239)         (7,294)       (300,533)

---------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1998
  (Unaudited)                         5,483,247         5,483      1,074,283       (431,511)          6,288         654,543

Common shares issued
  net of shares issue costs              36,300            36         96,726             --              --          96,762

Comprehensive income:
   Loss                                      --            --             --       (726,055)             --        (726,055)
   Foreign currency translation              --            --             --             --          17,038          17,038
---------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                  --            --             --       (726,055)         17,038        (709,017)

---------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1999                 5,519,547   $     5,519    $ 1,171,009    $(1,157,566)    $    23,326     $    42,288
---------------------------------------------------------------------------------------------------------------------------

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------

L.O.M. Medical International Inc. was incorporated on March 17, 1997 under the General Corporation Laws of Delaware. It conducts research and development on new products in the medical field and has filed a patent application on a retractable syringe. Operations effectively commenced on June 1, 1997.

1.   Significant accounting policies:

     a)   Going concern

          These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As shown in the consolidated financial statements, to date, the Company has accumulated a deficit since inception of $1,157,566. This factor, among others raises substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its stockholders and other investors.

          Management's plans with respect to generating future profitable operations include future sales of the retractable syringe as well as additional funding from stockholders in the form of additional share subscriptions.

     b)   Translation of financial statements

          The Company's subsidiary, L.O.M. Laboratories Inc. operates in Canada and its operations are conducted in Canadian currency.

          The method of translation applied is as follows:

          i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn $1.4605 (1998 - $1.4365).

          ii) Non-monetary assets and liabilities are translated at the rate in effect at the transaction date.

          iii) Revenues and expenses are translated at the exchange rate in effect at the transaction date.

          iv) The net adjustment arising from the translation is included in accumulated other comprehensive income.

     c)   Basis of presentation and consolidation

          The consolidated financial statements include the accounts of the Company and its 96% owned subsidiary, L.O.M. Laboratories Inc.

     d)   Product rights and patent costs

          Product rights and patent costs relate to amounts paid to acquire the rights to produce and distribute products as well as the costs associated with patent applications. These costs are being amortized on a straight-line basis over five years.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 3
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

     d)   Product rights and patent costs (continued):

          Management periodically reviews the carrying values of the product rights and patent costs and based upon several factors, including the current assessment of the viability of the product, determines whether the carrying value exceeds the net realizable value for such costs. If it is determined that the carrying value cannot be supported, the related costs are changed against operations in the year of determination of the impairment in value.

     e)   Capital assets

          Capital assets are recorded at cost. Amortization is provided using the following methods and annual rates which are intended to amortize the cost of the assets over their estimated useful life:

          ----------------------------------------------------------------------
          Asset                                      Method                 Rate
          ----------------------------------------------------------------------
          Leasehold improvements              Straight-line                  20%
          Computer software                   Straight-line                 100%
          Equipment                       Declining balance                  30%
          Furniture and fixtures          Declining balance                  20%
          ----------------------------------------------------------------------

     f)   Management estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     g)   Financial instruments

          The fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of the instruments. It is not possible to arrive at a fair value for redeemable preferred shares as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of those assets.

     h)   Loss per share

          Loss per share has been calculated using the weighted average number of common shares outstanding during the period.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 4
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

     i)   Accounting standards change

          In June 1998, the Financial Accounting Standards Board issued SFAS no. 133, "Accounting for Derivative Instruments and Hedging Activities." Adoption of this statement is not expected to have a significant impact on the Company's results of operations or financial position.

     j)   Income taxes

          The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.   Business combination:

     Effective January 13, 1998, the Company acquired 96% of the outstanding Class A common voting shares of L.O.M. Laboratories Inc. Prior to and immediately after the acquisition, L.O.M. Laboratories Inc. was controlled by a related party, the president and controlling shareholder of the Company. Accordingly, this transaction has been measured at the carrying amount of the assets and liabilities of L.O.M. Laboratories Inc. with the comparative figures presented on the balance sheet and the statements of loss and cash flows being restated to reflect the results of both companies from inception.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 5
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------

3.   Product rights and patent costs:

--------------------------------------------------------------------------------
                                                          1999              1998
                                                                     (Unaudited)
--------------------------------------------------------------------------------
     Product rights                                $        68       $   380,885
     Patent costs                                       16,672            22,451
--------------------------------------------------------------------------------
                                                   $    16,740       $   403,336
--------------------------------------------------------------------------------

     Product rights represent certain rights to manufacture and market a contact
     lens  inserter  and  storage  system  ("Lens-o-matic")   developed  by  the
     president of the Company.

     At the time of the acquisition of the product rights from the president of the Company, the value attributed to the product rights, $380,885, was agreed to by the Company's Board of Directors. During the year ended May 31, 1999, the investment was written down to a nominal amount, due to its speculative nature.

     Patent costs relate to the costs incurred for patent application for a retractable syringe developed by the Company.

4.   Capital assets:

------------------------------------------------------------------------------------------
                                                                      1999            1998
                                                                               (Unaudited)
------------------------------------------------------------------------------------------
                                                 Accumulated      Net book        Net book
                                        Cost    amortization         value           value
------------------------------------------------------------------------------------------

     Leasehold improvements           27,919           5,584        22,335         $    --
     Computer software                   520             390           130             267
     Equipment                        20,948          10,122        10,826          10,257
     Furniture and fixtures           20,746           4,168        16,578             136

------------------------------------------------------------------------------------------
                                     $70,133         $20,264       $49,869         $10,660
------------------------------------------------------------------------------------------


5.   Redeemable preferred shares:

     The Company's subsidiary has redeemable preferred shares outstanding as follows:

--------------------------------------------------------------------------------
                                                      1999                  1998
                                                                     (Unaudited)
--------------------------------------------------------------------------------

     Issued:
          4,000 Class C preferred shares with a par value of $100 Cdn redeemable at $110.16 Cdn per share at the option of the holder. Each share is entitled to a fixed non-cumulative dividend at the rate of 9% per annum payable at such times as determined by the Directors.
                                                        301,727          309,677
--------------------------------------------------------------------------------

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 6
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------

6.   Capital stock:

     a)   Authorized:

          50,000,000 Common shares with a par value of $.001 each 5,000,000 Preferred shares with a par value of $.001 each

     b)   Share subscriptions:

          Subsequent to May 31, 1999, the Company issued 19,302 common shares at $3.25 per share for net proceeds of $62,731 which were received prior to May 31, 1999.

     c)   Stock option plan:

          1,000,000 common shares of the Company are reserved for issuance upon exercise of stock options. As at May 31, 1999, no stock options have been granted.

7.   Related party transactions:

     During the year the Company entered into the following transactions with related parties:

     -------------------------------------------------------------------------------
                                                                     1999       1998
     -------------------------------------------------------------------------------

     Legal and accounting fees paid to a director                $  7,307   $  6,091
     Management fees paid to president                             70,654    102,140
     Office and administration fees paid to president's spouse     36,325         --
     Office and administration fees paid to an individual
       related to the president                                    17,557     15,391
     Rent paid to a company controlled by the president            18,420     12,496
     Inventory purchased from president                            55,834         --
     Leasehold improvements on premises controlled by the
       president                                                   27,919         --
     Purchase of product rights from president                         --    380,885
     -------------------------------------------------------------------------------

     These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

INDEPENDENT AUDITORS' REVIEW REPORT


The Board of Directors:

We have reviewed the consolidated balance sheet of L.O.M. Medical International Inc. and subsidiary, a development stage enterprise, as of February 29, 2000 and the related consolidated statements of loss, cash flows and stockholders' equity and comprehensive Income for the three month and nine month periods ended February 29, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with United States generally accepted accounting principles.

We have previously audited, in accordance with United states generally accepted auditing standards, the consolidated balance sheet of L.O.M. Medical International Inc. and subsidiary, a development stage enterprise, as of May 31, 1999 and the related consolidated statements of loss, cash flows and stockholders equity and comprehensive income for the year then ended (not presented herein); and in our report dated November 29, 1999 we expressed an unqualified opinion on those consolidated financial statements. In our opinion the information set forth in the accompanying consolidated balance sheet as of May 31, 1999 as fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Our report dated November 29, 1999, on the consolidated financial statements of L.O.M. Medical International Inc. and subsidiary, a development stage enterprise, as of and for the year ended May 31, 1999 contains an explanatory paragraph that states that the Company has an accumulated deficit that raises substantial doubt about the entity's ability to continue as a going concern. The consolidated balance sheet as of May 31, 1999 does not include any adjustments that might result from the outcome of that uncertainty.

"signed KPMG LLP"


Kelowna, Canada

March 15, 2000

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 7
$ United States

Year ended May 31, 1999

--------------------------------------------------------------------------------

8.   Write down of inventory:

     The Company purchased $55,834 of inventory from the president during the year. Due to valuation uncertainties, the inventory has been written down to a nominal amount.

9.   Income taxes:

     At May 31, 1999, the Company had a net operating loss carryforward for United States income tax purposes of approximately $1,000,000. The net operating loss expires in increments beginning in 2008. No amount has been reflected on the balance sheet for future income taxes as any future income tax asset has been fully offset by a valuation allowance.

10.  Commitments:

     The Company is obligated to make future lease payments for it's offices as follows:

     2000                                                              $  36,913
     2001                                                              $  19,453
     2002                                                              $  19,453
     2003                                                              $  19,453
     2004                                                              $  19,453

11.  Uncertainty due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Balance Sheet
$ United States

February 29, 2000 and May 31, 1999
(Unaudited - Prepared by Management)

---------------------------------------------------------------------------------------
                                                                    2000           1999

---------------------------------------------------------------------------------------

     Assets

     Current assets
          Cash                                               $   417,951    $   346,646
          Accounts receivable                                     29,337         26,442
          Prepaid expenses                                         1,467          3,453
---------------------------------------------------------------------------------------
                                                                 448,755        376,541

     Product rights and patent costs (note 3)                     13,546         16,740

     Capital assets (note 4)                                      41,009         49,869

---------------------------------------------------------------------------------------
                                                             $   503,310    $   443,150
---------------------------------------------------------------------------------------

     Liabilities and Stockholders' Equity

     Current liabilities
          Accounts payable and accrued liabilities           $    19,363    $    36,404

     Redeemable preferred shares (note 5)                        301,727        301,727

     Share subscriptions (note 6 b))                             172,919         62,731

     Stockholders' equity
          Capital stock (note 6)                                   5,634          5,519
          Additional paid in capital                           1,456,021      1,171,009
          Deficit accumulated during the development stage    (1,475,750)    (1,157,566)
          Accumulated other comprehensive income                  23,396         23,326
---------------------------------------------------------------------------------------
                                                                   9,301         42,288

---------------------------------------------------------------------------------------
                                                             $   503,310    $   443,150
---------------------------------------------------------------------------------------

See accompanying notes to financial statements

On behalf of the Board:

_____________________  Director

_____________________  Director

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Loss
$ United States

For the nine months ended February 29, 2000 and 1999 (Unaudited - Prepared by Management)

--------------------------------------------------------------------------------------
                                          From Inception
                                        (March 17, 1997)           2000           1999
                                    to February 29, 2000
--------------------------------------------------------------------------------------

     Expenses
          Advertising                        $    13,556    $     1,438    $     3,547
          Amortization                            41,089         12,520         13,246
          Automotive                              40,676         13,749         11,899
          Consulting fees                        107,756         39,970         15,667
          Design plans                            10,911             --             --
          Director's fees                         19,394          3,970          5,178
          Foreign exchange (gain) loss            (1,107)        (3,737)         4,640
          Insurance                                5,063          1,639            282
          Interest and bank charges                7,088          3,801            776
          Legal and accounting                   135,776         46,267         31,931
          Licences, fees and dues                  4,341          3,476            431
          Management fees                        260,242         45,729         52,991
          Office and administration              134,368         26,668         47,813
          Product development                      8,799             --             --
          Promotion and entertainment             14,837          2,009          3,199
          Rent                                   106,705         27,013         25,313
          Repairs and maintenance                  2,316             --            133
          Salaries                                78,624         78,624             --
          Telephone and utilities                 35,809          8,609         10,280
          Travel                                  48,453         15,109          3,594
          Video production                        23,895          3,855          7,436
          Write down of inventory                 55,734             --             --
          Write down of product rights and
            patent costs                         374,128             --             --
--------------------------------------------------------------------------------------
                                               1,528,453        330,709        238,356

--------------------------------------------------------------------------------------
     Loss from operations                     (1,528,453)      (330,709)      (238,356)

     Other income
          Interest income                         52,703         12,525         16,211
--------------------------------------------------------------------------------------
                                              (1,475,750)      (318,184)      (222,145)

--------------------------------------------------------------------------------------
     Net loss                                $(1,475,750)   $  (318,184)   $  (222,145)
--------------------------------------------------------------------------------------


     Loss per share                                         $     (0.06)   $     (0.04)
--------------------------------------------------------------------------------------

     Weighted average shares used                             5,550,663      5,512,383

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Loss
$ United States

For the three months ended February 29, 2000 and 1999 (Unaudited - Prepared by Management)

-------------------------------------------------------------------------------
                                                      2000                 1999
-------------------------------------------------------------------------------

     Expenses
          Advertising                          $     1,433          $     1,182
          Amortization                               4,273                4,415
          Automotive                                 5,562                3,966
          Consulting fees                           18,989                5,222
          Director's fees                            2,253                1,726
          Foreign exchange (gain) loss              (2,016)               1,546
          Insurance                                  1,639                   94
          Interest and bank charges                  1,512                  259
          Legal and accounting                      17,936               10,643
          Licences, fees and dues                    3,291                  143
          Management fees                              481               17,664
          Office and administration                  6,100               15,938
          Promotion and entertainment                  527                1,066
          Rent                                       9,296                8,437
          Repairs and maintenance                       --                   49
          Salaries                                  47,034                   --
          Telephone and utilities                    2,297                3,427
          Travel                                     4,859                1,198
          Video production                             926                2,478
-------------------------------------------------------------------------------
                                                   126,392               79,453

-------------------------------------------------------------------------------
     Loss from operations                         (126,392)             (79,453)

     Other income
          Interest income                            6,037                5,405

-------------------------------------------------------------------------------
     Net loss                                  $  (120,355)         $   (74,048)
-------------------------------------------------------------------------------


     Loss per share                            $     (0.02)         $     (0.01)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     Weighted average shares used                5,610,099            5,519,547
-------------------------------------------------------------------------------

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Cash Flows
$ United States

For the nine months ended February 29, 2000 and 1999 (Unaudited - Prepared by Management)

----------------------------------------------------------------------------------------------------
                                                       From inception
                                                      (March 17, 1997)           2000           1999
                                                 to February 29, 2000
----------------------------------------------------------------------------------------------------

     Operating activities
        Net loss                                           $(1,475,750)   $  (318,184)   $  (222,145)

        Items not involving cash
          Amortization                                          41,089         12,520         13,246
          Gain on sale of capital assets                        (2,659)            --             --
          Write down of inventory                               55,734             --             --
          Write down of product rights                         377,322          3,194             --

        Changes in non-cash working capital
          Accounts receivable                                  (29,337)        (2,895)        (9,269)
          Prepaid expenses                                      (1,467)         1,886           (543)
          Accounts payable and accrued liabilities              19,363        (17,041)       (16,847)
          Inventory purchases                                  (55,734)           100             --
----------------------------------------------------------------------------------------------------
                                                            (1,071,439)      (320,420)      (235,558)
     Financing
          Issuance of capital stock                            793,924        222,396         80,377
          Advances to shareholder                              (90,577)            --             --
          Proceeds on disposition of capital asset             840,650        172,919             --
----------------------------------------------------------------------------------------------------
                                                             1,543,997        395,315         80,377
     Investing
          Acquisition of capital assets                        (84,192)        (3,660)       (37,742)
          Proceeds on disposition of capital asset               6,189             --             --
----------------------------------------------------------------------------------------------------
                                                               (78,003)        (3,660)       (37,742)

     Foreign currency translation adjustment                    23,396             70             --
----------------------------------------------------------------------------------------------------
     Increase (decrease) in cash                               417,951         71,305       (192,923)

     Cash, beginning of period                                      --        346,646        548,197

----------------------------------------------------------------------------------------------------
     Cash, end of period                                   $   417,951    $   417,951    $   355,274
----------------------------------------------------------------------------------------------------

     Supplementary information:
        Interest paid                                      $        --    $        --    $        --
        Income taxes paid                                           --             --             --

     Non-cash financing and investing activities:
        Issuance of redeemable preferred shares
          for product rights                                   309,677             --             --
        Common shares issued for conversion of
          share subscriptions                              $    62,731    $    62,731    $        --
----------------------------------------------------------------------------------------------------

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Stockholders' Equity and Comprehensive Income $ United States

For the nine months ended February 29, 2000 and 1999 (Unaudited - Prepared by Management)

----------------------------------------------------------------------------------------------------------------------
                                                                                  Deficit
                                            Capital Stock                     Accumulated    Accumulated
                                      -----------------------    Additional    During the          Other         Total
                                       Number                       Paid in   Development  Comprehensive Stockholders'
                                      of Shares        Amount       Capital         Stage         Income        Equity
----------------------------------------------------------------------------------------------------------------------

     Balance, May 31, 1999            5,519,547   $     5,519   $ 1,171,009   $(1,157,566)   $    23,326   $    42,288

     Common shares issued
       net of share issue costs          71,250            96       222,300            --             --       222,396

     Common shares issued for
       conversion of share
       subscriptions                     19,302            19        62,712            --             --        62,731

     Comprehensive income:
       Loss                                  --            --            --      (318,184)            --      (318,184)
       Foreign currency translation          --            --            --            --             70            70
----------------------------------------------------------------------------------------------------------------------
     Comprehensive income (loss)             --            --            --      (318,184)            70      (318,114)

----------------------------------------------------------------------------------------------------------------------
     Balance, February 29, 2000       5,610,099   $     5,634   $ 1,456,021   $(1,475,750)   $    23,396   $     9,301
----------------------------------------------------------------------------------------------------------------------

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
$ United States

(Unaudited - Prepared by Management)

--------------------------------------------------------------------------------

L.O.M. Medical International Inc. was incorporated on March 17, 1997 under the General Corporation Laws of Delaware. It conducts research and development on new products in the medical field and has filed a patent application on a retractable syringe. Operations effectively commenced on June 1, 1997.

1.   Significant accounting policies:

     a)   Going concern

          These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As shown in the consolidated financial statements, to date, the Company has generated no revenues and has accumulated a deficit since inception of $1,475,750. This factor, among others raises substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its stockholders and other investors.

          Management's plans with respect to generating future profitable operations include future sales of the retractable syringe as well as additional funding from stockholders in the form of additional share subscriptions.

     b)   Translation of financial statements

          The Company's subsidiary, L.O.M. Laboratories Inc. operates in Canada and its operations are conducted in Canadian currency.

          The method of translation applied is as follows:

          i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn $1.44

          ii) Non-monetary assets and liabilities are translated at the rate in effect at the transaction date.

          iii) Revenues and expenses are translated at the exchange rate in effect at the transaction date.

          iv) The net adjustment arising from the translation is included in accumulated other comprehensive income.

     c)   Basis of presentation and consolidation

          The consolidated financial statements include the accounts of the Company and its 96% owned subsidiary, L.O.M. Laboratories Inc.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 3
$ United States

(Unaudited - Prepared by Management)

--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

     d)  Product rights and patent costs

         Product rights and patent costs relate to amounts paid to acquire the rights to produce and distribute products as well as the costs associated with patent applications. These costs are being amortized on a straight-line basis over five years.

         Management periodically reviews the carrying values of the product rights and patent costs and based upon several factors, including the current assessment of the viability of the product, determines whether the carrying value exceeds the net realizable value for such costs. If it is determined that the carrying value cannot be supported, the related costs are changed against operations in the year of determination of the impairment in value.

     e)  Capital assets

         Capital assets are recorded at cost. Amortization is provided using the following methods and annual rates which are intended to amortize the cost of the assets over their estimated useful life:

          ----------------------------------------------------------------------
          Asset                                            Method           Rate
          ----------------------------------------------------------------------

          Leasehold improvements                    Straight-line            20%
          Computer software                         Straight-line           100%
          Equipment                             Declining balance            30%
          Furniture and fixtures                Declining balance            20%
          ----------------------------------------------------------------------

     f)   Management estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     g)   Financial instruments

          The fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of the instruments. It is not possible to arrive at a fair value for redeemable preferred shares as a public market for this stock does not exist. The maximum credit risk exposure for all financial assets is the carrying amount of those assets.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 4
$ United States

(Unaudited - Prepared by Management)

--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

     h)   Loss per share

          Loss per share has been calculated using the weighted average number of common shares outstanding during the period.

     i)   Accounting standards change

          In June 1998, the Financial Accounting Standards Board issued SFAS no. 133, "Accounting for Derivative Instruments and Hedging Activities." Adoption of this statement is not expected to have a significant impact on the Company's results of operations or financial position.

     j)   Income taxes

          The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.   Business combination:

     Effective January 13, 1998, the Company acquired 96% of the outstanding Class A common voting shares of L.O.M. Laboratories Inc. Prior to and immediately after the acquisition, L.O.M. Laboratories Inc. was controlled by a related party, the president and controlling shareholder of the Company. Accordingly, this transaction has been measured at the carrying amount of the assets and liabilities of L.O.M. Laboratories Inc. with the comparative figures presented on the balance sheet and the statements of loss and cash flows being restated to reflect the results of both companies from inception.

3.   Product rights and patent costs:

     ---------------------------------------------------------------------------
                                                          2000              1999
     ---------------------------------------------------------------------------
     Product rights                                    $    --           $    68
     Patent costs                                       13,546            16,672
     ---------------------------------------------------------------------------
                                                       $13,546           $16,740
     ---------------------------------------------------------------------------

     Product rights represent certain rights to manufacture and market a contact
     lens  inserter  and  storage  system  ("Lens-o-matic")   developed  by  the
     president of the Company.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 5
$ United States

(Unaudited - Prepared by Management)

-------------------------------------------------------------------------------

3.   Product rights and patent costs (continued):

     At the time of the acquisition of the product rights from the president of the Company, the value attributed to the product rights, $380,885, was agreed to by the Company's Board of Directors. During the year ended May 31, 1999, the investment was written down to a nominal amount, due to its speculative nature.

     Patent costs relate to the costs incurred for patent application for a retractable syringe developed by the Company.

4.   Capital assets:

     -------------------------------------------------------------------------------------------------------------
                                                                                     2000                 1999
     -------------------------------------------------------------------------------------------------------------
                                                            Accumulated          Net book             Net book
                                               Cost        amortization             value                value
     -------------------------------------------------------------------------------------------------------------

     Leasehold improvements                  27,919               9,772            18,147        $      22,335
     Computer software                          520                 488                32                  130
     Equipment                               20,948              12,558             8,390               10,826
     Furniture and fixtures                  21,113               6,673            14,440               16,578

     -------------------------------------------------------------------------------------------------------------
                                        $    70,500        $     29,491      $     41,009        $      49,869
     -------------------------------------------------------------------------------------------------------------

5.   Redeemable preferred shares:

     The Company's subsidiary has redeemable preferred shares outstanding as follows:

     ---------------------------------------------------------------------------
                                                       2000                 1999
     ---------------------------------------------------------------------------

     Issued:
        4,000  Class C  preferred shares with a par value of $100 Cdn redeemable at $110.16 Cdn per share at the option of the holder. Each share is entitled to a fixed non-cumulative dividend at the rate of 9% per annum payable at such times as determined by the Directors.
                                                 301,727                 301,727
     ---------------------------------------------------------------------------

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 6
$ United States

(Unaudited - Prepared by Management)

--------------------------------------------------------------------------------

6.   Capital stock:

     a)   Authorized:

          50,000,000 Common shares with a par value of $.001 each 5,000,000 Preferred shares with a par value of $.001 each

     b)   Share subscriptions:

          Subsequent to February 29, 2000, the Company issued 53,206 common shares at $3.25 per share for net proceeds of $172,919, which were received prior to February 29, 2000.

     c)   Stock option plan:

          1,000,000 common shares of the Company are reserved for issuance upon exercise of stock options. As at February 29, 2000, no stock options have been granted.

7.   Related party transactions:

     During the period the Company entered into the following transactions with related parties:

     -----------------------------------------------------------------------------
                                                                    2000      1999
     -----------------------------------------------------------------------------

     Legal and accounting fees paid to a director                $10,425   $ 8,500
     Management fees paid to president                            45,729    52,991
     Office and administration fees paid to president's spouse    26,668    47,813
     Rent paid to a company controlled by the president           14,779    14,779
     Office and administrative fees paid to an individual related
       to the president                                           13,168    13,168
     Inventory purchased from president                               --    55,834
     Leasehold improvements on premises controlled by the president   --    27,919
     -----------------------------------------------------------------------------

     These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

8.   Income taxes:

     At May 31, 1999, the Company had a net operating loss carryforward for United States income tax purposes of approximately $1,000,000. The net operating loss expire in increments beginning in 2008. No amount has been reflected on the balance sheet for future income taxes as any future income tax asset has been fully offset by a valuation allowance.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 7
$ United States

(Unaudited - Prepared by Management)

--------------------------------------------------------------------------------

9.   Commitments:

     The Company is obligated to make future lease payments for its offices as follows:

         2000                                                   $       9,900
         2001                                                   $      19,453
         2002                                                   $      19,453
         2003                                                   $      19,453
         2004                                                   $      19,453

10.  Subsequent Events:

     At the Feb 28, 2000 board meeting, the board of directors approved, subject to legal review, the issuance of one warrant for every two shares held on March 15, 2000. The entitlement for each warrant has not yet been determined. The board also approved an option plan for the board members which would allow board members to purchase 5,000 shares annually at a market based price once a year.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Balance Sheet
$ United States

February 29, 2000 and May 31, 1999
(Unaudited - Prepared by Management)

---------------------------------------------------------------------------------------
                                                                    2000           1999

---------------------------------------------------------------------------------------

     Assets

     Current assets
          Cash                                               $   417,951    $   346,646
          Accounts receivable                                     29,337         26,442
          Prepaid expenses                                         1,467          3,453
---------------------------------------------------------------------------------------
                                                                 448,755        376,541

     Product rights and patent costs (note 3)                     13,546         16,740

     Capital assets (note 4)                                      41,009         49,869

---------------------------------------------------------------------------------------
                                                             $   503,310    $   443,150
---------------------------------------------------------------------------------------

     Liabilities and Stockholders' Equity

     Current liabilities
          Accounts payable and accrued liabilities           $    19,363    $    36,404

     Redeemable preferred shares (note 5)                        301,727        301,727

     Share subscriptions (note 6 b))                             172,919         62,731

     Stockholders' equity
          Capital stock (note 6)                                   5,634          5,519
          Additional paid in capital                           1,456,021      1,171,009
          Deficit accumulated during the development stage    (1,475,750)    (1,157,566)
          Accumulated other comprehensive income                  23,396         23,326
---------------------------------------------------------------------------------------
                                                                   9,301         42,288

---------------------------------------------------------------------------------------
                                                             $   503,310    $   443,150
---------------------------------------------------------------------------------------

See accompanying notes to financial statements

On behalf of the Board:

_____________________  Director

_____________________  Director

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Loss
$ United States

For the nine months ended February 29, 2000 and 1999 (Unaudited - Prepared by Management)

--------------------------------------------------------------------------------------
                                          From Inception
                                        (March 17, 1997)           2000           1999
                                    to February 29, 2000
--------------------------------------------------------------------------------------

     Expenses
          Advertising                        $    13,556    $     1,438    $     3,547
          Amortization                            41,089         12,520         13,246
          Automotive                              40,676         13,749         11,899
          Consulting fees                        107,756         39,970         15,667
          Design plans                            10,911             --             --
          Director's fees                         19,394          3,970          5,178
          Foreign exchange (gain) loss            (1,107)        (3,737)         4,640
          Insurance                                5,063          1,639            282
          Interest and bank charges                7,088          3,801            776
          Legal and accounting                   135,776         46,267         31,931
          Licences, fees and dues                  4,341          3,476            431
          Management fees                        260,242         45,729         52,991
          Office and administration              134,368         26,668         47,813
          Product development                      8,799             --             --
          Promotion and entertainment             14,837          2,009          3,199
          Rent                                   106,705         27,013         25,313
          Repairs and maintenance                  2,316             --            133
          Salaries                                78,624         78,624             --
          Telephone and utilities                 35,809          8,609         10,280
          Travel                                  48,453         15,109          3,594
          Video production                        23,895          3,855          7,436
          Write down of inventory                 55,734             --             --
          Write down of product rights and
            patent costs                         374,128             --             --
--------------------------------------------------------------------------------------
                                               1,528,453        330,709        238,356

--------------------------------------------------------------------------------------
     Loss from operations                     (1,528,453)      (330,709)      (238,356)

     Other income
          Interest income                         52,703         12,525         16,211
--------------------------------------------------------------------------------------
                                              (1,475,750)      (318,184)      (222,145)

--------------------------------------------------------------------------------------
     Net loss                                $(1,475,750)   $  (318,184)   $  (222,145)
--------------------------------------------------------------------------------------


     Loss per share                                         $     (0.06)   $     (0.04)
--------------------------------------------------------------------------------------

     Weighted average shares used                             5,550,663      5,512,383

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Loss
$ United States

For the three months ended February 29, 2000 and 1999 (Unaudited - Prepared by Management)

-------------------------------------------------------------------------------
                                                      2000                 1999
-------------------------------------------------------------------------------

     Expenses
          Advertising                          $     1,433          $     1,182
          Amortization                               4,273                4,415
          Automotive                                 5,562                3,966
          Consulting fees                           18,989                5,222
          Director's fees                            2,253                1,726
          Foreign exchange (gain) loss              (2,016)               1,546
          Insurance                                  1,639                   94
          Interest and bank charges                  1,512                  259
          Legal and accounting                      17,936               10,643
          Licences, fees and dues                    3,291                  143
          Management fees                              481               17,664
          Office and administration                  6,100               15,938
          Promotion and entertainment                  527                1,066
          Rent                                       9,296                8,437
          Repairs and maintenance                       --                   49
          Salaries                                  47,034                   --
          Telephone and utilities                    2,297                3,427
          Travel                                     4,859                1,198
          Video production                             926                2,478
-------------------------------------------------------------------------------
                                                   126,392               79,453

-------------------------------------------------------------------------------
     Loss from operations                         (126,392)             (79,453)

     Other income
          Interest income                            6,037                5,405

-------------------------------------------------------------------------------
     Net loss                                  $  (120,355)         $   (74,048)
-------------------------------------------------------------------------------


     Loss per share                            $     (0.02)         $     (0.01)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     Weighted average shares used                5,610,099            5,519,547
-------------------------------------------------------------------------------

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Cash Flows
$ United States

For the nine months ended February 29, 2000 and 1999 (Unaudited - Prepared by Management)

----------------------------------------------------------------------------------------------------
                                                       From inception
                                                      (March 17, 1997)           2000           1999
                                                 to February 29, 2000
----------------------------------------------------------------------------------------------------

     Operating activities
        Net loss                                           $(1,475,750)   $  (318,184)   $  (222,145)

        Items not involving cash
          Amortization                                          41,089         12,520         13,246
          Gain on sale of capital assets                        (2,659)            --             --
          Write down of inventory                               55,734             --             --
          Write down of product rights                         377,322          3,194             --

        Changes in non-cash working capital
          Accounts receivable                                  (29,337)        (2,895)        (9,269)
          Prepaid expenses                                      (1,467)         1,886           (543)
          Accounts payable and accrued liabilities              19,363        (17,041)       (16,847)
          Inventory purchases                                  (55,734)           100             --
----------------------------------------------------------------------------------------------------
                                                            (1,071,439)      (320,420)      (235,558)
     Financing
          Issuance of capital stock                            793,924        222,396         80,377
          Advances to shareholder                              (90,577)            --             --
          Proceeds on disposition of capital asset             840,650        172,919             --
----------------------------------------------------------------------------------------------------
                                                             1,543,997        395,315         80,377
     Investing
          Acquisition of capital assets                        (84,192)        (3,660)       (37,742)
          Proceeds on disposition of capital asset               6,189             --             --
----------------------------------------------------------------------------------------------------
                                                               (78,003)        (3,660)       (37,742)

     Foreign currency translation adjustment                    23,396             70             --
----------------------------------------------------------------------------------------------------
     Increase (decrease) in cash                               417,951         71,305       (192,923)

     Cash, beginning of period                                      --        346,646        548,197

----------------------------------------------------------------------------------------------------
     Cash, end of period                                   $   417,951    $   417,951    $   355,274
----------------------------------------------------------------------------------------------------

     Supplementary information:
        Interest paid                                      $        --    $        --    $        --
        Income taxes paid                                           --             --             --

     Non-cash financing and investing activities:
        Issuance of redeemable preferred shares
          for product rights                                   309,677             --             --
        Common shares issued for conversion of
          share subscriptions                              $    62,731    $    62,731    $        --
----------------------------------------------------------------------------------------------------

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Stockholders' Equity and Comprehensive Income $ United States

For the nine months ended February 29, 2000 and 1999 (Unaudited - Prepared by Management)

----------------------------------------------------------------------------------------------------------------------
                                                                                  Deficit
                                            Capital Stock                     Accumulated    Accumulated
                                      -----------------------    Additional    During the          Other         Total
                                       Number                       Paid in   Development  Comprehensive Stockholders'
                                      of Shares        Amount       Capital         Stage         Income        Equity
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
     Balance, May 31, 1999            5,519,547   $     5,519   $ 1,171,009   $(1,157,566)   $    23,326   $    42,288

     Common shares issued
       net of share issue costs          71,250            96       222,300            --             --       222,396

     Common shares issued for
       conversion of share
       subscriptions                     19,302            19        62,712            --             --        62,731

     Comprehensive income:
       Loss                                  --            --            --      (318,184)            --      (318,184)
       Foreign currency translation          --            --            --            --             70            70
                                                                                                           -----------
     Comprehensive income (loss)             --            --            --      (318,184)            70      (318,114)

                                                                                                           -----------
     Balance, February 29, 2000       5,610,099   $     5,634   $ 1,456,021   $(1,475,750)   $    23,396   $     9,301
                                                                                                           -----------

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
$ United States

(Unaudited - Prepared by Management)

--------------------------------------------------------------------------------

L.O.M. Medical International Inc. was incorporated on March 17, 1997 under the General Corporation Laws of Delaware. It conducts research and development on new products in the medical field and has filed a patent application on a retractable syringe. Operations effectively commenced on June 1, 1997.

1.   Significant accounting policies:

     a)   Going concern

          These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As shown in the consolidated financial statements, to date, the Company has generated no revenues and has accumulated a deficit since inception of $1,475,750. This factor, among others raises substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its stockholders and other investors.

          Management's plans with respect to generating future profitable operations include future sales of the retractable syringe as well as additional funding from stockholders in the form of additional share subscriptions.

     b)   Translation of financial statements

          The Company's subsidiary, L.O.M. Laboratories Inc. operates in Canada and its operations are conducted in Canadian currency.

          The method of translation applied is as follows:

          i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn $1.44

          ii) Non-monetary assets and liabilities are translated at the rate in effect at the transaction date.

          iii) Revenues and expenses are translated at the exchange rate in effect at the transaction date.

          iv) The net adjustment arising from the translation is included in accumulated other comprehensive income.

     c)   Basis of presentation and consolidation

          The consolidated financial statements include the accounts of the Company and its 96% owned subsidiary, L.O.M. Laboratories Inc.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 3
$ United States

(Unaudited - Prepared by Management)

--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

     d)  Product rights and patent costs

         Product rights and patent costs relate to amounts paid to acquire the rights to produce and distribute products as well as the costs associated with patent applications. These costs are being amortized on a straight-line basis over five years.

         Management periodically reviews the carrying values of the product rights and patent costs and based upon several factors, including the current assessment of the viability of the product, determines whether the carrying value exceeds the net realizable value for such costs. If it is determined that the carrying value cannot be supported, the related costs are changed against operations in the year of determination of the impairment in value.

     e)  Capital assets

         Capital assets are recorded at cost. Amortization is provided using the following methods and annual rates which are intended to amortize the cost of the assets over their estimated useful life:

          ----------------------------------------------------------------------
          Asset                                            Method           Rate
          ----------------------------------------------------------------------

          Leasehold improvements                    Straight-line            20%
          Computer software                         Straight-line           100%
          Equipment                             Declining balance            30%
          Furniture and fixtures                Declining balance            20%
          ----------------------------------------------------------------------

     f)   Management estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     g)   Financial instruments

          The fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of the instruments. It is not possible to arrive at a fair value for redeemable preferred shares as a public market for this stock does not exist. The maximum credit risk exposure for all financial assets is the carrying amount of those assets.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 4
$ United States

(Unaudited - Prepared by Management)

--------------------------------------------------------------------------------


1.   Significant accounting policies (continued):

     h)   Loss per share

          Loss per share has been calculated using the weighted average number of common shares outstanding during the period.

     i)   Accounting standards change

          In June 1998, the Financial Accounting Standards Board issued SFAS no. 133, "Accounting for Derivative Instruments and Hedging Activities." Adoption of this statement is not expected to have a significant impact on the Company's results of operations or financial position.

     j)   Income taxes

          The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.   Business combination:

     Effective January 13, 1998, the Company acquired 96% of the outstanding Class A common voting shares of L.O.M. Laboratories Inc. Prior to and immediately after the acquisition, L.O.M. Laboratories Inc. was controlled by a related party, the president and controlling shareholder of the Company. Accordingly, this transaction has been measured at the carrying amount of the assets and liabilities of L.O.M. Laboratories Inc. with the comparative figures presented on the balance sheet and the statements of loss and cash flows being restated to reflect the results of both companies from inception.

3.   Product rights and patent costs:

     ---------------------------------------------------------------------------
                                                          2000              1999
     ---------------------------------------------------------------------------
     Product rights                                    $    --           $    68
     Patent costs                                       13,546            16,672
     ---------------------------------------------------------------------------
                                                       $13,546           $16,740
     ---------------------------------------------------------------------------

     Product rights represent certain rights to manufacture and market a contact
     lens  inserter  and  storage  system  ("Lens-o-matic")   developed  by  the
     president of the Company.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 5
$ United States

(Unaudited - Prepared by Management)

-------------------------------------------------------------------------------

3.   Product rights and patent costs (continued):

     At the time of the acquisition of the product rights from the president of the Company, the value attributed to the product rights, $380,885, was agreed to by the Company's Board of Directors. During the year ended May 31, 1999, the investment was written down to a nominal amount, due to its speculative nature.

     Patent costs relate to the costs incurred for patent application for a retractable syringe developed by the Company.

4.   Capital assets:

     -------------------------------------------------------------------------------------------------------------
                                                                                     2000                 1999
     -------------------------------------------------------------------------------------------------------------
                                                            Accumulated          Net book             Net book
                                               Cost        amortization             value                value
     -------------------------------------------------------------------------------------------------------------
     Leasehold improvements                  27,919               9,772            18,147        $      22,335
     Computer software                          520                 488                32                  130
     -------------------------------------------------------------------------------------------------------------
     Equipment                               20,948              12,558             8,390               10,826
     -------------------------------------------------------------------------------------------------------------
     Furniture and fixtures                  21,113               6,673            14,440               16,578

     -------------------------------------------------------------------------------------------------------------
                                        $    70,500        $     29,491      $     41,009        $      49,869
     -------------------------------------------------------------------------------------------------------------


5.   Redeemable preferred shares:

     The Company's subsidiary has redeemable preferred shares outstanding as follows:

     ---------------------------------------------------------------------------
                                                       2000                 1999
     ---------------------------------------------------------------------------

     Issued:
        4,000  Class C  preferred shares with a par value of $100 Cdn redeemable at $110.16 Cdn per share at the option of the holder. Each share is entitled to a fixed non-cumulative dividend at the rate of 9% per annum payable at such times as determined by the Directors.
                                                 301,727                 301,727
     ---------------------------------------------------------------------------

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 6
$ United States

(Unaudited - Prepared by Management)

--------------------------------------------------------------------------------

6.   Capital stock:

     a)   Authorized:

          50,000,000 Common shares with a par value of $.001 each 5,000,000 Preferred shares with a par value of $.001 each

     b)   Share subscriptions:

          Subsequent to February 29, 2000, the Company issued 53,206 common shares at $3.25 per share for net proceeds of $172,919, which were received prior to February 29, 2000.

     c)   Stock option plan:

          1,000,000 common shares of the Company are reserved for issuance upon exercise of stock options. As at February 29, 2000, no stock options have been granted.

7.   Related party transactions:

     During the period the Company entered into the following transactions with related parties:

     -----------------------------------------------------------------------------
                                                                    2000      1999
     -----------------------------------------------------------------------------

     Legal and accounting fees paid to a director                $10,425   $ 8,500
     Management fees paid to president                            45,729    52,991
     Office and administration fees paid to president's spouse    26,668    47,813
     Rent paid to a company controlled by the president           14,779    14,779
     Office and administrative fees paid to an individual related
       to the president                                           13,168    13,168
     Inventory purchased from president                               --    55,834
     Leasehold improvements on premises controlled by the president   --    27,919
     -----------------------------------------------------------------------------

     These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

8.   Income taxes:

     At May 31, 1999, the Company had a net operating loss carryforward for United States income tax purposes of approximately $1,000,000. The net operating loss expire in increments beginning in 2008. No amount has been reflected on the balance sheet for future income taxes as any future income tax asset has been fully offset by a valuation allowance.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 7
$ United States

(Unaudited - Prepared by Management)

--------------------------------------------------------------------------------

9.   Commitments:

     The Company is obligated to make future lease payments for its offices as follows:

         2000                                                   $       9,900
         2001                                                   $      19,453
         2002                                                   $      19,453
         2003                                                   $      19,453
         2004                                                   $      19,453

10.  Subsequent Events:

     At the Feb 28, 2000 board meeting, the board of directors approved, subject to legal review, the issuance of one warrant for every two shares held on March 15, 2000. The entitlement for each warrant has not yet been determined. The board also approved an option plan for the board members which would allow board members to purchase 5,000 shares annually at a market based price once a year.

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 3 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California on May 15, 2000.

                                              L.O.M. MEDICAL TECHNOLOGIES, INC.,
                                              a Delaware corporation


                                              By:  /s/ John Klippenstein
                                                   -----------------------------
                                                       John Klippenstein
                                              Its:     President